EXHIBIT 99.1

ROYAL BANK OF CANADA

Third Quarter 2002

Report to Shareholders

TORONTO, August 20, 2002 - For its third quarter ended July 31, 2002, Royal Bank of Canada (RY on TSX & NYSE) announced net income of $722 million, up 66% from a year ago and earnings per diluted share of $1.02, up 70%. Last year’s third quarter net income of $436 million ($.60 per share) had been reduced by $146 million or $.22 per share due to special items (shown on page 9) which had consisted of a $57 million after-tax restructuring charge for our U.S. retail operations and an $89 million writedown of deferred income tax assets.

Excluding special items in last year’s third quarter, net income was up $140 million or 24% and earnings per share were up $.20 or 24%. Further excluding goodwill amortization expense in last year’s third quarter (as described on page 5), net income rose 11% while earnings per share were up 10% from a year ago.

Commenting on the quarter’s results, Gordon M. Nixon, President & CEO, said, “This is the third consecutive quarter that we have generated net income of over $700 million in what remains a challenging environment. Our consistent performance reflects our diversified business base, rising contribution from U.S. acquisitions, tight cost management and relatively stable asset quality.”

Return on equity was 16.1% compared to 10.8% (14.8% excluding special items) a year ago.

Revenues were up 5%, reflecting contributions from recent U.S. acquisitions, including those in RBC Investments (the Wealth Management platform), which led this platform to generate double-digit revenue growth over a year ago.

Expenses fell 3%, reflecting the above-mentioned restructuring charge in last year’s third quarter but were virtually unchanged excluding the restructuring charge. Excluding the impact of recent U.S. acquisitions, operating expenses (which exclude special items, costs of Stock Appreciation Rights and certain acquisition expenses such as retention compensation) were down 3%, as shown on page 11, while operating revenues fell 2%.

The specific provision for credit losses was $216 million or .41% of average loans and bankers’ acceptances compared to .65% last quarter (.51% this quarter and .48% last quarter net of credit derivative gains and losses recorded in other income, as discussed on page 12).

Our capital ratios strengthened, with the Tier 1 capital ratio and the Total capital ratio rising to 9.1% and 12.7%, respectively, from 9.0% and 12.6% last quarter.

The results mentioned above are based on U.S. GAAP financial statements, with the exception of the specific provision for credit losses and the capital ratios, which are based on Canadian GAAP financial statements.

ROYAL BANK OF CANADA	-1-	Third Quarter 2002 Report

CHIEF EXECUTIVE OFFICER’S MESSAGE

I am pleased to report another quarter of solid results in an environment marked by continued weakness in equity markets and the telecommunications sector.

I’ll comment on our four key business priorities and performance in those areas.

Strong fundamentals

Net income of $722 million this quarter was up 24% on a core basis (i.e., excluding the effect of special items), and up 11% further excluding goodwill amortization expense in last year’s third quarter. Our recent U.S. acquisitions accounted for nearly half of the core earnings growth, demonstrating the considerable benefits of our U.S. expansion efforts. In addition, operating expenses fell by 3% compared to a 2% decline in operating revenues, both excluding recent U.S. acquisitions. In the area of asset quality, both the provision for credit losses and non-accrual loans fell from their levels last quarter. Recognizing our significant internal capital generation, we renewed our share repurchase program during the quarter and continued to repurchase shares.

Our performance in the first nine months of this year is in line with our objectives for 2002, as shown on page 4. Growth in core earnings per share of 15% was well above our 5-10% objective, while revenue growth was also above our target. Our portfolio quality, capital ratio and share valuation goals were also all met. Our common share price closed the quarter at $53.45, up 5% from a year ago, and touched $58.89 during the quarter, an all-time high.

North American expansion

Our recent U.S. acquisitions showed improved performance, generating 28% of total revenues, up from 21% a year ago, and net income of $65 million, up from $(2) million a year ago on a core basis and $35 million last quarter. This reflects the benefits of integrating Tucker Anthony Sutro into RBC Dain Rauscher, strong results from fixed income operations and better performance at RBC Centura (including RBC Mortgage).

This quarter, RBC Centura completed the acquisition of Eagle Bancshares, Inc. to gain a footprint in the high-growth Atlanta market. Also, RBC Global Private Banking acquired the private banking business of Barclays PLC in the Americas with offices in New York and Miami, increasing client assets by US$2.9 billion or 10%.

Our major priority for the U.S. this year has been to meet operating targets. Each of the acquired U.S. companies is attempting to grow revenues and enhance efficiency not only on its own but also by working closely with the Canadian operations within its platform and with its sister companies in the U.S. An example this past quarter was the completion of the migration and consolidation of the business process outsourcing and administration functions, acquired from Genelco, from St. Louis, MO, to RBC Liberty Insurance’s operations in Greenville, SC — one month ahead of schedule. Additionally, RBC Centura completed the rollout of new information systems, which provide its retail branch network employees with strengthened sales and customer service capabilities, as we have in Canada, and RBC Dain Rauscher has begun to benefit from savings generated from its integration of Tucker Anthony Sutro.

ROYAL BANK OF CANADA	-2-	Third Quarter 2002 Report

Growth of high-return, high-P/E multiple businesses

Most of our business platforms have recorded higher net income in the first nine months of this year, in what remain very challenging circumstances. While we are looking for RBC Banking and RBC Investments to be the main drivers of our operational and financial expansion over the long term, we recognize that our diversified business base reduces earnings volatility and represents one of our major strengths. As a result, each of our business platforms continues to selectively target priority areas for growth. While RBC Investments’ returns are currently under pressure from weak equity markets, we expect its performance to improve when capital markets strengthen and retention compensation costs for recent U.S. acquisitions start to fall significantly.

Cross-platform leverage

Our various businesses and functions continue to collaborate to share best practices, maximize revenue and cost synergies and generate better returns for our shareholders.

There has been a great deal of public discussion recently on two topics — executive certification of the accuracy of financial results and the accounting for stock options. In terms of the first point, we have in place a comprehensive and regular financial reporting review process, which incorporates sign off at various levels within our Finance Department and from the leaders of each of our business units. Additionally, we have, for several years, conducted detailed reviews of our financial results with both our Audit Committee and Board of Directors, prior to public release of our quarterly and annual results. This will continue to support our ability to certify the accuracy of our financial results. Regarding the accounting for stock options, we intend to expense them in our income statement, effective with our 2003 fiscal year, in a manner consistent with both U.S. and Canadian GAAP. In this regard, we urge accounting oversight bodies in both countries to move quickly to define specific methodologies for both valuing and accounting for stock options. This will involve developing a consistent reporting framework for such costs, one which will enable investors to make fair comparisons and companies to account accurately for the changing value of stock options over time.

I look forward to reporting to you on our performance again next quarter.

Gordon M. Nixon
President & Chief Executive Officer

ROYAL BANK OF CANADA	-3-	Third Quarter 2002 Report

NINE-MONTH PERFORMANCE COMPARED TO OBJECTIVES FOR 2002

	2002 objectives(1)	Nine-month performance(1)
1. Valuation
Maintain top quartile valuation levels:
• Share price/book value:	1st quartile of TSX Banks & Trusts Index	1st quartile

• Share price/earnings(2):	1st quartile of TSX Banks & Trusts Index	1st quartile

Share price growth:	Above the TSX Banks & Trusts Index	Above the index

2. Earnings growth(3)
Grow diluted earnings per share by:	5-10%	15% 6% excluding goodwill amortization

3. Return on common equity(3)
Achieve a return on common equity of:	17-19%	16.7%

4. Revenue growth
Achieve revenue growth of:	7-10%	13%

5. Expense growth
Operating expenses versus operating
revenues(4):	Operating expense growth less than operating revenue growth	Operating expense growth 11%, compared to operating revenue growth of 13%.
Excluding recent U.S. acquisitions, operating expenses down 5% and operating revenues flat

6. Portfolio quality
Achieve a ratio of specific provisions for credit losses to average loans (including reverse repurchase agreements) and bankers’ acceptances of(5):	..45-.55%	.53% ..51% net of effect of credit derivatives(6)

7. Capital management
Capital ratios(5):	Maintain strong capital ratios	9.1% Tier 1 capital ratio 12.7% Total capital ratio versus medium-term goals of 8% and 11-12%, respectively

(1)	Excluding special items (for return on common equity and growth in earnings, revenues and expenses).

(2)	Based on analysts’ average core diluted earnings per share forward estimates, computed by us on July 31, 2002.

(3)	With the adoption in Q1/02 of new accounting standards regarding business combinations in Canada and the U.S., goodwill is no longer amortized. Accordingly, objectives for earnings growth and return on common equity are no longer on a “cash” basis, as reported earnings are now very similar to “cash” earnings.

(4)	Operating expenses exclude special items, costs of Stock Appreciation Rights, and certain acquisition expenses such as retention compensation, while operating revenues exclude special items.

(5)	Calculated based on our Canadian GAAP financial statements.

(6)	See discussion on page 12.

Our unaudited interim consolidated financial statements are expressed in Canadian dollars, and are prepared in accordance with each of U.S. and Canadian generally accepted accounting principles (GAAP). U.S. GAAP unaudited interim consolidated financial statements are provided on pages 20-27. Canadian GAAP unaudited interim consolidated financial statements, including a reconciliation of significant differences from U.S. GAAP financial statements, are provided on pages 30-38. The management discussion and analysis which follows is based on the financial statements prepared in accordance with U.S. GAAP and would not read differently in any material respect if based on the consolidated financial statements prepared in accordance with Canadian GAAP, except as noted in the supplemental discussions on pages 7, 9, 11 and 12.

ROYAL BANK OF CANADA	-4-	Third Quarter 2002 Report

MANAGEMENT DISCUSSION & ANALYSIS

This portion of the Report to Shareholders provides a discussion and analysis of our financial condition and results of operations so as to enable a reader to assess material changes in financial condition and results of operations between October 31, 2001, and July 31, 2002. It also compares results of operations for the three- and nine-month periods ended July 31, 2002, and the corresponding periods in the preceding fiscal year, with an emphasis on the most recent three-month period. See the “Management’s Discussion and Analysis” (U.S. GAAP) contained on pages 17 to 56 of our 2001 Annual Report for discussions in respect of previous years.

OVERVIEW

As shown in the tables below, net income in the third quarter of 2002 was up 66% from the third quarter of 2001 (70% on a per share basis). Excluding special items in the third quarter of 2001, consisting of a $57 million after-tax restructuring charge for U.S. retail operations and an $89 million writedown of deferred income tax assets (together totalling $146 million or $.22 per share), third quarter net income and earnings per share were both up 24%.

Nine-month net income was up 23% (18% on a per share basis). Excluding the above-mentioned special items and a $111 million after-tax gain ($.18 per share) from divestitures in the first quarter of 2001, nine-month net income was up 21% and earnings per share were up 15%. Special items are shown in the table on the bottom of page 9.

The lower growth rate in nine-month diluted earnings per share than in net income reflected 47 million more average common shares outstanding in the first nine months of 2002 than a year ago. This largely reflects the issuance of common shares in last year’s third quarter in connection with the acquisition of Centura Banks, Inc., partially offset by share repurchases during the past year.

On November 1, 2001, we adopted new accounting standards regarding business combinations under which goodwill is no longer amortized and is instead periodically assessed for impairment. In the third quarter of 2001, we incurred goodwill amortization expense of $70 million before tax ($.11 per share after-tax), while in the first nine months of 2001, we incurred goodwill amortization expense of $145 million before tax ($.23 per share after-tax).

Net income

(C$ millions)		For the three months ended			For the nine months ended

	% change	July 31, 2002	July 31, 2001(1)	% change	July 31, 2002	July 31, 2001(2)

Reported net income	66%	$722	$436	23%	$2,166	$1,755

Impact of special items(3)		—	146		—	35

Core net income	24%	$722	$582	21%	$2,166	$1,790

(1)	Net income includes goodwill amortization expense of $70 million before tax in Q3/01 (nil in Q3/02).

(2)	Net income includes goodwill amortization expense of $145 million before tax in the first nine months of 2001 (nil in 2002).

(3)	Special items are shown in a table on page 9.

Diluted earnings per share (EPS)

(C$)		For the three months ended			For the nine months ended

	% change	July 31, 2002	July 31, 2001(1)	% change	July 31, 2002	July 31, 2001(2)

Reported EPS	70%	$1.02	$.60	18%	$3.07	$2.61

Impact of special items(3)		—	.22		—	.05

Core EPS	24%	$1.02	$.82	15%	$3.07	$2.66

(1)	EPS includes goodwill amortization expense of $.11 per share in Q3/01 (nil in Q3/02).

(2)	EPS includes goodwill amortization expense of $.23 per share in the first nine months of 2001 (nil in 2002).

(3)	Special items are shown in a table on page 9.

Management evaluates our performance on a reported basis (i.e., as reported in our consolidated financial statements) as well as on a core basis (i.e., excluding special items). Special items are viewed by management as transactions that are not part of normal day-to-day business operations or are unusual in nature, thereby obscuring or distorting management’s analysis of trends. There were some special items in the third and first quarters of 2001 (shown on page 9), but no special items in 2002. Non-GAAP earnings measures, such as core earnings, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

ROYAL BANK OF CANADA	-5-	Third Quarter 2002 Report

U.S. AND INTERNATIONAL RESULTS

As shown in the table on the bottom of page 26, U.S. and other international revenues were $1.5 billion or 38% of total revenues, up from $1.1 billion or 31% in the third quarter of 2001. Recent U.S. acquisitions resulted in U.S. revenues increasing to $1.1 billion or 28% of total revenues, from $.8 billion or 21% a year ago.

Net income from recent U.S. acquisitions was $65 million this quarter, up from $(59) million a year ago ($(2) million excluding special items), largely due to RBC Centura contributing only two months of results in last year’s third quarter, the discontinuation of goodwill amortization in 2002 and the acquisition of Tucker Anthony Sutro in November 2001.

Total U.S. net income increased to $105 million this quarter from $(93) million a year ago ($(36) million excluding special items) largely for the above-mentioned reasons, stronger performance in the Equity Derivatives business and lower retention compensation costs for Dain Rauscher Wessels.

In the first nine months of 2002, U.S. and other international revenues were $4.4 billion or 37% of total revenues, up from $3.0 billion or 28% in the same period in 2001. Recent U.S. acquisitions resulted in U.S. revenues increasing to $3.2 billion or 27% of total revenues, from $2.0 billion or 18% in the first nine months of 2001.

Net income from recent U.S. acquisitions in the first nine months of 2002 was $153 million, up from $(76) million a year ago ($(19) million excluding special items).

Total U.S. net income improved to $144 million from $(27) million in the first nine months of 2001 ($30 million excluding special items), despite higher provisions for credit losses this year.

LINE OF BUSINESS RESULTS

Complete reported financial results for the business segments for the current quarter, previous quarter and same quarter a year ago and for the year-to-date and the preceding year-to-date are provided in Note 6 to the unaudited interim consolidated financial statements on pages 26 and 27 (pages 36 and 37 for Canadian GAAP).

We attribute common equity to our business segments based on their credit, market, operational and other risks. We have implemented a number of changes to refine our capital allocation methodologies commencing in 2002, resulting in higher common equity being attributed to RBC Capital Markets and RBC Investments and lower common equity to RBC Banking and RBC Insurance compared to a year ago.

RBC Banking (Personal & Commercial Banking)

(C$ millions, except percentage amounts)					For the three months ended

	% change		% change		July 31, 2002	July 31, 2001	July 31, 2001
			(core)(1)				(core)(1)

Gross revenues (taxable equivalent basis)	1%		1%		$1,894	$1,879	$1,879
Non-interest expenses(2)	(11)%		(4)%		$1,109	$1,242	$1,151
Provision for credit losses	(17)%		(17)%		$145	$175	$175
Net income	72%		22%		$393	$228	$321
ROE	880	bp	400	bp	19.9%	11.1%	15.9%
Average common equity	—%		—%		$7,600	$7,600	$7,600

(1)	Excludes special items applicable to RBC Banking shown in the table on page 9.

(2)	Includes goodwill amortization expense of $22 million in Q3/01 (nil in Q3/02).

Net income was up $165 million or 72% from a year ago. Core net income (which excludes special items shown in the table at the bottom of page 9) was up $72 million or 22% as core earnings from RBC Banking’s U.S. acquisitions (which include RBC Centura and RBC Mortgage) rose to $49 million from $11 million ($32 million excluding goodwill amortization expense) a year ago. This partially reflected an additional month of results for RBC Centura (purchased in June 2001) and the subsequent folding in of Security First Network Bank’s infrastructure into RBC Centura’s. Also contributing to RBC Banking’s higher earnings was a lower provision for credit losses and lower non-interest expenses due to good cost management.

U.S. acquisitions contributed $90 million of the revenue growth and $25 million of the core expense growth for RBC Banking this quarter. Excluding U.S. acquisitions, expenses fell 7% due to cost management initiatives, while revenues decreased 5% due to narrower net interest margins and lower business loan volumes.

ROYAL BANK OF CANADA	-6-	Third Quarter 2002 Report

Core ROE increased 400 basis points, reflecting the higher earnings this quarter.

Nine-month net income was $1,144 million, up 36% from the same period a year ago. Core net income was up $216 million or 23%. Core net income from RBC Banking’s U.S. acquisitions was $149 million compared to $10 million ($36 million excluding goodwill amortization expense) last year.

RBC Insurance (Insurance)

(C$ millions, except percentage amounts)		For the three months ended

	% change	July 31, 2002	July 31, 2001

Premiums & deposits	22%	$536	$440
Earned premiums	27%	$423	$334
Fee revenue/other	23%	$38	$31
Policyholder benefits	42%	$(300)	$(212)
Acquisition costs	15%	$(76)	$(66)

Non-interest revenue	(2)%	$85	$87
Net interest income	—%	$54	$54

Gross revenues	(1)%	$139	$141
Non-interest expenses(1)	(12)%	$91	$103
Net income	4%	$49	$47
ROE	640bp	26.6%	20.2%
Average common equity	(22)%	$700	$900

(1)	Includes goodwill amortization expense of $2 million in Q3/01 (nil in Q3/02).

Net income was up $2 million or 4% from a year ago, reflecting strong performance in the Canadian and reinsurance businesses. Earnings at RBC Liberty Insurance fell to $6 million from an above-average performance of $12 million a year ago due to investment impairments, an increase in actuarial reserves and lower earnings at the administration and software outsourcing division, Liberty Insurance Services.

ROE improved, reflecting higher net income and lower average common equity, which was mostly due to the revised methodology for attributing capital to our insurance operations.

Premiums & deposits grew $96 million or 22%, with increased sales productivity in most of our businesses.

Nine-month net income was $139 million, up 7% from the same period a year ago. RBC Liberty Insurance contributed $17 million of net income compared to $21 million ($27 million excluding goodwill amortization expense) last year, largely for the same reasons the third quarter earnings fell.

Supplemental discussion — Canadian GAAP

Net income was $28 million, down $13 million from a year ago as RBC Liberty Insurance contributed $(8) million in net income this quarter, down from $4 million a year ago due to revaluation of actuarial reserves and the investment portfolios.

Nine-month net income was $101 million, down $12 million from a year ago, while core net income was down $10 million or 9%. RBC Liberty Insurance contributed $(11) million in nine-month net income, down from $(1) million last year due to revaluation of actuarial reserves and the investment portfolios.

RBC Investments (Wealth Management)

(C$ millions, except percentage amounts)			For the three months ended

	% change	% change	July 31, 2002	July 31, 2001	July 31, 2001
		(core)(1)			(core)(1)

Gross revenues	18%	18%	$897	$758	$758
Non-interest expenses(2)	17%	17%	$770	$660	$660
Net income	50%	38%	$84	$56	$61
ROE	60bp	(40)bp	10.7%	10.1%	11.1%
Average common equity	50%	50%	$3,000	$2,000	$2,000

(1)	Excludes special items applicable to RBC Investments shown in the table on page 9.

(2)	Includes goodwill amortization expense of $25 million in Q3/01 (nil in Q3/02).

Net income was up $28 million or 50% from a year ago. Core net income (which excludes special items shown in the table at the bottom of page 9) was up $23 million or 38% as higher earnings at RBC Dain Rauscher of $10 million compared to $(25) million ($(13) million excluding goodwill amortization expense) a year ago more than offset a decline in brokerage earnings in Canada.

ROYAL BANK OF CANADA	-7-	Third Quarter 2002 Report

RBC Dain Rauscher’s results benefited from cost savings generated through the integration of Tucker Anthony Sutro, acquired on October 31, 2001, and fully integrated in the second quarter, as well as strong results in RBC Dain Rauscher’s fixed income division and the cessation of goodwill amortization this year. In addition, retention compensation costs relating to our acquisition of these businesses fell to $23 million this quarter (including $9 million for Tucker Anthony Sutro), from $24 million last quarter and $29 million a year ago.

RBC Dain Rauscher contributed $174 million to the revenue growth and $125 million to the expense growth for RBC Investments this quarter, reflecting the acquisition of Tucker Anthony Sutro. Excluding RBC Dain Rauscher, revenues fell 7% as domestic brokerage operations experienced lower client trading volumes and asset values, while expenses were down 4%, reflecting cost management efforts.

Core ROE declined, reflecting an additional $1 billion of average common equity attributed to the segment this quarter compared to last year, of which $700 million related to goodwill arising from the acquisition of Tucker Anthony Sutro and most of the remainder to revised capital attribution for operational risk.

Nine-month net income was unchanged from a year ago, but was up $23 million or 10% excluding special items, reflecting effective cost management in a weak capital market environment.

RBC Dain Rauscher’s nine-month net loss was $13 million compared to a $50 million loss (a $23 million loss excluding goodwill amortization expense) a year ago when approximately six months and three weeks of its results had been included. The improvement occurred despite higher retention compensation costs of $83 million (including $34 million for Tucker Anthony Sutro) compared to $62 million a year ago and reflected the acquisition of Tucker Anthony Sutro as well as strong results in RBC Dain Rauscher’s fixed income division.

RBC Capital Markets (Corporate & Investment Banking)

(C$ millions, except percentage amounts)			For the three months ended

	%change	%change	July 31, 2002	July 31, 2001	July 31, 2001
		(core)(1)			(core)(1)

Gross revenues (taxable equivalent basis)	(6)%	(6)%	$650	$692	$692
Non-interest expenses(2)	(5)%	(5)%	$414	$435	$435
Provision for credit losses	12%	12%	$76	$68	$68
Net income	2%	(18)%	$102	$100	$124
ROE	(70)bp	(350)bp	9.6%	10.3%	13.1%
Average common equity	14%	14%	$4,000	$3,500	$3,500

(1)	Excludes special items applicable to RBC Capital Markets shown in the table on page 9.

(2)	Includes goodwill amortization expense of $12 million in Q3/01 (nil in Q3/02).

Net income was up $2 million or 2% from a year ago but down $22 million or 18% excluding special items, which are shown in the table at the bottom of page 9, due to a weak capital market environment (which led revenues to fall 6%) and an $8 million pre-tax increase in the provision for credit losses.

Dain Rauscher Wessels’ operations have been fully integrated into RBC Capital Markets since early 2002. The retention compensation costs relating to the acquisition of this business were $11 million this quarter, compared to $23 million a year ago and $8 million last quarter.

ROE declined as an additional $500 million of average common equity was attributed to the segment compared to a year ago, reflecting a change in methodology for attributing capital relating to credit risk.

Nine-month net income was down $20 million or 6% and excluding special items was down $44 million or 11%. This reflected an increase in the provision for credit losses (partially offset by net credit derivative gains recorded in non-interest revenues) from a low level in the first nine months of last year, and lower revenues due to weaker capital markets, which together more than offset a reduction in non-interest expenses.

ROYAL BANK OF CANADA	-8-	Third Quarter 2002 Report

RBC Global Services (Transaction Processing)

(C$ millions, except percentage amounts)		For the three months ended

	% change	July 31, 2002	July 31, 2001

Gross revenues	16%	$221	$190
Non-interest expenses(1)	20%	$149	$124
Net income	4%	$49	$47
ROE	(140) bp	32.4%	33.8%
Average common equity	20%	$600	$500

(1)	Includes goodwill amortization expense of $2 million in Q3/01 (nil in Q3/02).

Net income was up 4% from a year ago, reflecting stronger results from Moneris, the card processing joint venture in which we have a 50% interest.

ROE of 32.4% declined slightly from 33.8%, reflecting an additional $100 million of average common equity attributed to the Moneris card processing joint venture in 2002 and goodwill arising from the acquisition of Perpetual Fund Services in the third quarter of 2001.

The growth in revenues and non-interest expenses of 16% and 20%, respectively, were impacted by the July 2001 acquisition of Perpetual Fund Services and a change in accounting for services provided by us to Moneris. Effective November 2001, the services provided to Moneris have been accounted for as revenues, whereas previously they were treated as cost recoveries. Excluding these two factors, revenue and non-interest expenses would have been up 6% and 4%, respectively.

Nine-month net income was down 41% from a year ago, but excluding special items was down 8%. This was due to declines in deposit-based revenues resulting from lower interest rates and reduced foreign exchange revenues.

Special items in Q3/01 & Q1/01 (none in 2002 and Q2/01)

(C$ millions, except per share amounts)
	Applicable segments	Pre-tax	After-tax
For the three months ended July 31, 2001
Non-interest expenses
U.S. retail banking restructuring charge(1)	RBC Banking	$(91)	$(57)
Income taxes
Enactment of change in tax rates	RBC Banking	—	$(36)
	RBC Investments	—	(5)
	RBC Capital Markets	—	(24)
	“Other”(2)	—	(24)

		—	$(89)

Total		$(91)	$(146)
Impact on EPS — diluted			$(.22)
For the three months ended January 31, 2001
Non-interest revenues
Gain on sale of Group Retirement Services	RBC Investments	$36	$28
	RBC Banking	7	6
Gain on formation of Moneris joint venture	RBC Global Services(3)	89	77

Total		$132	$111
Impact on EPS — diluted			$.18
For the nine months ended July 31, 2001
Total		$41	$(35)
Impact on EPS — diluted			$(.05)

(1)	This was the only special item affecting U.S. earnings in 2001.
(2)	“Other” mainly consists of Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations.
(3)	Effective Q1/02 the Moneris joint venture is being managed by RBC Global Services and prior period results, including this gain, have been re-allocated from RBC Banking.

Supplemental discussion — Canadian GAAP
In Q3/01, Canadian GAAP special items included the U.S. retail banking restructuring charge shown above, as well as a tax expense of $30 million ($5 million in RBC Banking, $5 million in RBC Investments, $15 million in RBC Capital Markets and $5 million in “Other”) to reflect a change in tax rates. Special items in Q3/01 reduced Canadian GAAP net income after-tax by $87 million and diluted earnings per share by $.14. In Q1/01, Canadian GAAP special items included the above, as well as a tax expense of $33 million ($19 million in RBC Banking, $(2) million in RBC Insurance, $10 million in RBC Capital Markets and $6 million in “Other”) to reflect a change in tax rates. Special items in Q1/01 increased Canadian GAAP net income after-tax by $78 million and diluted earnings per share by $.12.

Special items for the nine months ended July 31, 2001 reduced Canadian GAAP net income after-tax by $9 million and diluted earnings per share by $.01.

ROYAL BANK OF CANADA	-9-	Third Quarter 2002 Report

FINANCIAL PRIORITY: REVENUE GROWTH AND DIVERSIFICATION
Revenues

(C$ millions, taxable equivalent basis)		For the three months ended

	%change	July 31, 2002	July 31, 2001

Net interest income	3%	$1,770	$1,715
Non-interest revenues	7%	2,101	1,963

Total revenue (reported and operating)(1)	5%	3,871	3,678
Less: Revenues of recent U.S. acquisitions(2)		(788)	(535)

Operating revenues, excluding acquisitions	(2)%	$3,083	$3,143

(1)	There were no special revenue items in Q3/02 and Q3/01.
(2)	Represents revenues of RBC Centura (now includes RBC Mortgage for the purposes of this discussion and analysis and what was previously Security First Network Bank), RBC Liberty Insurance and RBC Dain Rauscher (includes Tucker Anthony Sutro) and excludes Dain Rauscher Wessels, which was integrated into RBC Capital Markets in early 2002.

Total revenues were up $193 million or 5% from the third quarter of 2001.

The U.S. acquisitions last year of Centura Banks, Inc. (which now includes RBC Mortgage for the purposes of this discussion and analysis and what was previously Security First Network Bank), Liberty Insurance, Dain Rauscher and Tucker Anthony Sutro accounted for $253 million of the revenue growth. This excludes Dain Rauscher Wessels, whose operations were fully integrated into RBC Capital Markets’ in early 2002 and whose results are no longer separately measured. Centura Banks, Inc. was acquired one month into last year’s third quarter while Tucker Anthony Sutro was acquired subsequent to last year’s third quarter.

As shown in the table above, excluding recent U.S. acquisitions, operating revenues were down 2% from a year ago and would have been virtually unchanged were it not for a $55 million mark-to-market loss on credit derivatives discussed in the non-interest revenues section on this page and also discussed on page 12. This compared to a decline in operating expenses of 3% (shown in the table on page 11).

Nine-month revenues were up 11% from the first nine months of 2001. Core, or operating, revenues (which exclude $132 million of gains from special items recorded in the first quarter of 2001) were up $1.3 billion or 13% from a year ago. Excluding recent U.S. acquisitions, nine-month operating revenues were flat from a year ago, compared to a decline in operating expenses of 5%.

Net interest income
Taxable equivalent net interest income was up 3% from a year ago but down 2% excluding recent U.S. acquisitions, reflecting a narrower prime-core deposit spread, which resulted in the total net interest margin declining to 1.91% from 1.98% a year ago.

Nine-month taxable equivalent net interest income was up 13% from a year ago, and up 3% excluding recent U.S. acquisitions due to lower funding costs for the Equity Derivatives business and higher mortgage loan volumes. The nine-month net interest margin was 1.95%, unchanged from a year ago.

Non-interest revenues
Non-interest revenues were up $138 million or 7% from the third quarter of 2001.

Partially driven by acquisitions, capital market fees (consisting of fees from full-service brokerage, discount brokerage and the institutional business) were up 21%, deposit and payment service charges were up 13%, investment management and custodial fees up 13% and trading revenues were up 8%. Mutual fund revenues were up 5% and card service revenues also rose 5% despite the securitization of credit card receivables during 2001. Insurance revenues were up 3%, while securitization revenues were flat. Credit fees were down 5% and mortgage banking revenue (which relate to mortgages originated in the U.S.) was down 10%, as mortgages are now held for longer periods before being resold. This has resulted in lower premium income, which has been largely offset by higher net interest income on mortgages. Other non-interest revenue reflected a $55 million mark-to-market loss, following a $14 million loss last quarter, on derivatives provided as credit protection to counterparties with respect to a large U.S. telecommunications company, as discussed on page 12.

Nine-month non-interest revenues were up 10% from the first nine months of 2001 and excluding special items were up 12%.

ROYAL BANK OF CANADA	-10-	Third Quarter 2002 Report

FINANCIAL PRIORITY: COST CONTROL
Non-interest expenses

(C$ millions)		For the three months ended

	% change	July 31, 2002	July 31, 2001

Non-interest expenses (reported)(1)	(3)%	$2,515	$2,598
Less: Special items(2)		—	(91)

Core non-interest expenses	—%	2,515	2,507
Less: Costs of Stock Appreciation Rights RBC Dain Rauscher retention		15	(50)
compensation(3)		(34)	(52)

Operating expenses	4%	2,496	2,405
Less: Non-interest expenses of recent U.S acquisitions(4)		(642)	(489)

Operating expenses, excluding acquisitions	(3)%	$1,854	$1,916

(1)	Includes total goodwill amortization expense of $70 million in Q3/01 (nil in Q3/02).
(2)	Special items are shown in the table on page 9.
(3)	Includes Dain Rauscher Wessels for both periods and Tucker Anthony Sutro in Q3/02 only.
(4)	Represents non-interest expenses of RBC Centura (includes RBC Mortgage for the purposes of this discussion and analysis and what was previously Security First Network Bank), RBC Liberty Insurance and RBC Dain Rauscher (includes Tucker Anthony Sutro) including goodwill amortization expense of $34 million in Q3/01 (nil in Q3/02), but excluding retention compensation costs and Dain Rauscher Wessels, which was integrated into RBC Capital Markets in early 2002.

Non-interest expenses declined 3% from last year’s third quarter but were virtually unchanged excluding special items, as shown in the table above.

There was a $15 million Stock Appreciation Rights (SAR) expense recovery this quarter, down $65 million from a year ago when an increase in the stock price had resulted in a SAR expense of $50 million. Retention compensation costs for RBC Dain Rauscher fell to $34 million this quarter (including $9 million for Tucker Anthony Sutro) from $52 million a year ago.

Operating expenses (which exclude special items, the costs of SARs and certain acquisition costs such as retention compensation) were up $91 million or 4% from a year ago. Further excluding recent U.S. acquisitions, whose expenses were up $153 million over a year ago, operating expenses would have been down $62 million or 3%, compared to a 2% decline in operating revenues.

This expense control occurred despite an increase of $20 million over last year in pension benefit expenses due to continuing weak equity markets. Pension benefit expenses might increase further if this weakness continues.

Nine-month non-interest expenses increased $638 million or 9% over last year. However, excluding special items, expenses were up 11%.

Nine-month operating expenses (which exclude special items, the costs of SARs and certain acquisition costs such as retention compensation) were up $747 million or 11% from a year ago. Excluding recent U.S. acquisitions, operating expenses would have been down $261 million or 5% from a year ago despite a $50 million increase in pension benefit expenses, compared to flat operating revenues.

Supplemental discussion — Canadian GAAP
As described in Note 7 on page 38, under Canadian GAAP we are required to assume that 100% of stock options granted will be exercised by participants as SARs and, accordingly, the SAR expense recovery was $21 million in the quarter, down $71 million from an expense of $50 million a year ago.

Nine-month SAR expenses were $51 million, up $8 million from an expense of $43 million last year.

ROYAL BANK OF CANADA	-11-	Third Quarter 2002 Report

FINANCIAL PRIORITY: STRONG CREDIT QUALITY
Nonaccrual loans

Nonaccrual loans (before deducting the allowance for loan losses) were $2.4 billion at July 31, 2002, down $158 million from last quarter despite an additional $28 million of nonaccrual loans associated with the acquisition of Eagle Bancshares in July 2002. As shown in the table at the top of page 28, $146 million of the decrease occurred in the business and government loan portfolio. This improvement was largely due to previous nonaccrual accounts (mostly telecommunication loans) being charged-off this quarter. As a percentage of total loans (including bankers’ acceptances), nonaccrual loans were 1.32%, down from 1.41% last quarter.

Provision for credit losses

(C$ millions)	For the three months ended

	July 31, 2002	Apr. 30, 2002	July 31, 2001

U.S. GAAP
Allocated	$220	$328	$236
Unallocated	(4)	—	—

Total provision for credit losses	$216	$328	$236

Canadian GAAP
Specific provisions	$216	$328	$236

General provision
Allocated	4	—	—
Unallocated	(4)	—	—

Total general provision	—	—	—
Total provision for credit losses	$216	$328	$236

As shown above, the total provision for credit losses was $216 million, down both from last year and last quarter. Last quarter’s provision of $328 million included an amount related to a telecommunications account that was classified as non-accrual and that was partially offset by a $89 million gain on a related credit derivative (following a $9 million gain in the first quarter), which was recorded in non-interest revenues in accordance with FAS 133. There was another small provision recorded for that same account this quarter, which was partially offset by a further $4 million gain on the credit derivative, which was closed out this quarter. The gain was recorded in non-interest revenues.

We had also provided credit protection through derivatives to counterparties with respect to a large U.S. telecommunications company, which defaulted this quarter, leading to a mark-to-market loss of $55 million this quarter, following a $14 million mark-to-market loss last quarter. These losses were recorded in non-interest revenues in accordance with FAS 133.

During the quarter, net charge-offs (charge-offs, net of recoveries) were $349 million or .79% of average loans, versus $182 million or .42% a year ago and $346 million or .80% last quarter.

Supplemental discussion — Canadian GAAP
As shown above, the specific provision for credit losses was $216 million, down both from last year and last quarter. Last quarter’s specific provision of $328 million included an amount related to a telecommunications account that was classified as impaired, and that was partially offset by a $98 million gain on a related credit derivative, which was recorded in other income. There was another small provision recorded for that same account this quarter, which was partially offset by a further $4 million gain on the credit derivative, which was closed out this quarter and recorded in other income.

We had also provided credit protection through derivatives to counterparties with respect to a large U.S. telecommunications company, which defaulted this quarter, leading to a mark-to-market loss of $55 million this quarter, following a $14 million mark-to-market loss last quarter. Both these losses were recorded in other income.

Specific provisions as a percentage of average loans (including reverse repurchase agreements) and bankers’ acceptances was .41% compared to .65% last quarter (.51% this quarter and .48% last quarter if the above-mentioned credit derivative gains and losses were to be netted against the provision for credit losses).

For the nine months to date, the specific provision for credit losses was $830 million or .53% of average loans and bankers’ acceptances, in line with our objective for 2002 of .45-.55%. If the $102 million credit derivative gain and the $69 million credit derivative loss were to be netted against the provision for credit losses, the ratio would be .51%, also in line with our 2002 objective.

ROYAL BANK OF CANADA	-12-	Third Quarter 2002 Report

FINANCIAL PRIORITY: BALANCE SHEET AND CAPITAL MANAGEMENT

Assets

Total assets were $378 billion at July 31, 2002, up $15.1 billion or 4% from October 31, 2001 and up $16.3 billion or 5% from April 30, 2002.

Compared to October 31, 2001, securities were up $10.6 billion or 13% and cash resources up $2.0 billion or 11%. Other assets were up $5.1 billion or 10%, largely driven by a $2.5 billion increase in derivative-related amounts, primarily reflecting increased volumes of activity and higher market values for foreign exchange contracts due to exchange rate fluctuations. Total loans (before deducting the allowance for loan losses) were down $1.7 billion or 1% despite the acquisition of Eagle Bancshares this quarter, which contributed $1.1 billion in loans and the acquisition of the private banking business of Barclays PLC in the Americas, which contributed $600 million in loans. Increases in residential mortgages and credit card balances were more than offset by decreases in business and government loans and acceptances and in personal loans. Had it not been for $1.7 billion in securitizations of residential mortgage loans this quarter, residential mortgages would have been up $4.9 billion or 7%, reflecting high levels of mortgage activity within RBC Banking. Assets purchased under reverse repurchase agreements were down $.9 billion or 3%.

Other assets of $15.6 billion includes $820 million (US$517 million) of receivables due from Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (“Rabobank”), relating to a derivative contract that is the subject of litigation with Rabobank. While the outcome of any litigation cannot be predicted with certainty, we expect to recover this amount in its entirety and accordingly have not recorded any provision for loss.

Deposits

Total deposits were $246 billion, up $10.4 billion or 4% from October 31, 2001 and up $8.3 billion or 3% from April 30, 2002. The acquisition of Eagle Bancshares this quarter contributed $1.3 billion in deposits and the acquisition of the private banking business of Barclays PLC in the Americas contributed $400 million in deposits. Interest-bearing deposits were up $9.3 billion or 4% from October 31, 2001, while non-interest-bearing deposits increased by $1.0 billion.

Capital

Capital strength for Canadian banks is regulated according to guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) using Canadian GAAP financial information. OSFI has formally established risk-based capital targets for deposit-taking institutions in Canada of at least 7% for the Tier 1 capital ratio and of at least 10% for the Total capital ratio.

At July 31, 2002, using OSFI guidelines and Canadian GAAP financial information, our Tier 1 capital ratio was 9.1% versus 8.7% at October 31, 2001, while the Total capital ratio was 12.7% versus 11.8% at October 31, 2001. Both ratios met our medium-term (3-5 year) capital goals of 8% for Tier 1 capital and 11-12% for Total capital. Risk-adjusted assets of $168.3 billion were down 2% from October 31, 2001 and virtually unchanged from April 30, 2002.

Under a normal course issuer bid on The Toronto Stock Exchange which began June 22, 2001 for a one-year period, we repurchased .4 million common shares this quarter for $23 million, at an average price of $55.77 per share. Since the inception of this share repurchase program in June 2001, we have repurchased 15.4 million common shares for $760 million, at an average price of $49.32 per share.

On May 22, 2002, we announced an extension to our normal course issuer bid on The Toronto Stock Exchange beginning June 24, 2002 for a one-year period. Under this renewed program, we can purchase up to 20 million common shares. Since the inception of this renewed program we repurchased 2.9 million common shares this quarter for $145 million, at an average price of $50.90 per share. Total repurchases under both programs during the third quarter were 3.3 million common shares at an average price of $51.52 per share.

ROYAL BANK OF CANADA	-13-	Third Quarter 2002 Report

RISK MANAGEMENT

Liquidity risk

Our liquidity management objective is to ensure that we have the ability to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments as they fall due. Two key elements of our liquidity management framework are policies for minimum levels of unencumbered liquid assets, and limits on maximum net fund outflows over specified time periods. As at July 31, 2002, we were in compliance with these policies. These and other elements of the liquidity management framework are discussed in more detail on page 55 of our 2001 Annual Report and have not materially changed over the past quarter.

We use liquid assets and reverse repurchase agreements when managing our short-term liquidity. At July 31, 2002, our liquid assets before pledging and assets purchased under reverse repurchase agreements totalled $149 billion or 39% of total assets, up from $137 billion or 38% at October 31, 2001 and up from $147 billion or 41% at April 30, 2002.

For the three months ended July 31, 2002, our average liquid assets before pledging and average assets purchased under reverse repurchase agreements totalled $149 billion or 40% of total average assets, as compared to $130 billion or 38% at October 31, 2001 and $146 billion or 39% last quarter.

At July 31, 2002, securities with a carrying value of $44 billion have been pledged, sold under repurchase agreements or are obligations related to securities sold short. This is down from $46 billion both at October 31, 2001 and at April 30, 2002.

Market risk measures — trading activities

As outlined on pages 52 and 53 of our 2001 Annual Report, we have established risk management policies and limits for our trading activities that allow us to monitor and control the exposure to market risk resulting from these activities. These policies have not changed materially over the past quarter. The market risk associated with trading activities is managed primarily through a Value-At-Risk (VAR) methodology.

The table below shows the quarter-end, high, average and low VAR by major risk category for our combined trading activities for the quarters ended July 31, 2002 and July 31, 2001, and indicates that the Global VAR amounts in the third quarter 2002 were above the levels a year ago. This is due mainly to a model upgrade June 1, 2002, that now captures corporate bond spread risk in the interest rate portfolios. The graphs at the top of the next page show the daily net trading revenue compared to the global trading VAR amounts and a histogram of daily net trading revenue for the quarter ended July 31, 2002. During the third quarter, we experienced zero days of net trading losses, and one day of net trading losses during the first nine months of fiscal 2002.

Trading activities(1)

(C$ millions)	For the three months ended July 31, 2002				For the three months ended July 31, 2001

	Quarter-end	High	Average	Low	Quarter-end	High	Average	Low

Global VAR by major risk category
Equity	$7	$12	$9	$6	$8	$11	$8	$6
Foreign exchange and commodity	3	9	3	1	3	6	2	1
Interest rate	9	12	6	2	4	6	4	3
Global VAR(2)	$12	$18	$12	$8	$8	$12	$9	$6

(1)	Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.
(2)	Global VAR reflects the correlation effect from each of the risk categories through diversification.

ROYAL BANK OF CANADA	-14-	Third Quarter 2002 Report

Daily net trading revenue versus global trading VAR (C$ millions)	Histogram of daily net trading revenue (number of days, C$ millions)

OPERATING HIGHLIGHTS

RBC Banking

In July, RBC Centura finalized the acquisition of Eagle Bancshares, Inc. of Tucker, GA and its subsidiary Tucker Federal Bank, which was the 10th largest bank in metropolitan Atlanta as measured by deposit market share. Its 14 branches will now operate as part of RBC Centura Bank. The value of the transaction was approximately US$149 million.

In May, RBC Centura completed the rollout of new information systems, which provide its retail branch network employees with strengthened sales and customer service capabilities.

In July, RBC Royal Bank received top honours in Investment Executive Magazine’s 2002 Account Managers’ Report Card, which ranks Canada’s major banks and credit unions according to the satisfaction of their personal banking account managers. RBC received first-place scores in 15 out of 19 categories, including Intranet and Internet applications, client management software, ethics and ongoing training.

In May, RBC Centura completed the conversion of the Largo, FL and Atlanta, GA offices of Security First Network Bank into full service RBC Centura Banking Centers.

RBC Insurance

In May, RBC Insurance launched a new online sales resource centre to provide life insurance professionals that sell RBC Insurance life products with valuable sales tools and information to help them grow their business. Accessible through the Business Partner section of the RBC Insurance Web site, key features include a knowledge area, containing trade articles and presentations, as well as product information and forms; a sales support area, providing consumer-focused information that can be used as a sales tool and sent to clients as value-added support; plus a library of select news releases, bulletins and articles.

In May, RBC Insurance completed the migration and consolidation of the business process outsourcing and administration functions, acquired from Genelco, from St. Louis, MO, to RBC Liberty Insurance’s operations in Greenville, SC — one month ahead of schedule.

In June, RBC Insurance was named Favourite Travel Insurance Company in the Canadian Travel Press/Travel Courier Agents’ Choice Awards. Travel agents from across Canada selected the award winners. This is the third year the awards have been handed out, but the first there has been a category for favourite travel insurance company.

RBC Investments

In June, RBC Global Private Banking closed the acquisition of the private banking business of Barclays PLC in the Americas with offices in New York and Miami. Integration of the businesses is underway, increasing the client base of RBC Global Private Banking in the Americas region by approximately 10%, with an additional US$2.9 billion of client assets consisting of discretionary investment management, investment advisory, trust and banking services.

ROYAL BANK OF CANADA	-15-	Third Quarter 2002 Report

In July, RBC Funds Inc. successfully transferred the sub-advisor mandate for the Royal European Growth Fund to RBC Global Investment Management Inc., which has assumed the direct investment management responsibilities for the fund from a third-party manager.

With the help of a new online tool, Asset Mix, launched during the quarter, that is available through Action Direct’s NetAction service, RBC’s do-it-yourself investors can now plan for important milestones.

RBC Capital Markets

RBC Capital Markets was joint lead manager and book runner for the $892 million common share component of Nortel Network’s successful effort to raise US$1.7 billion through the concurrent issue of common shares and equity units.

RBC Capital Markets acted as senior co-manager and Canadian co-ordinator for a US$1 billion marketed equity offering for Thomson Corporation. The offering achieved broad distribution among institutional investors in Canada, the U.S. and Europe.

For the first half of the calendar year, RBC Capital Markets ranked second in North America in the number of technology and communications M&A advisory assignments. [Source: Securities Data Corp.].

On June 21, 2002, a week before it was due to pay RBC US$517 million plus interest under the terms of a January 31, 2001 “total return swap,” Rabobank initiated an action against RBC in a New York state court in an effort to nullify its obligation under the swap. On June 24, 2002, RBC instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligations under the swap. On July 31, 2002, RBC filed a motion to dismiss or stay Rabobank’s New York lawsuit arguing, among other things, that the swap transaction is governed by English law, was negotiated in London and involves witnesses who are resident in the U.K., and thus London is the more appropriate jurisdiction in which to resolve the dispute, or, in the alternative, that the action fails to state a claim as matter of law.

RBC Global Services

RBC Global Services continues to attract new institutional clients to its award-winning, proprietary Web portal, called ViewFinder. There are now more than 700 clients using ViewFinder, almost twice the number that were using it just nine months ago. ViewFinder provides a wide range of online products and services for corporate and institutional clients around the world.

RBC Global Services was ranked third in the world for global custody service quality by Global Investor magazine. The publication’s annual Global Custody Survey also named RBC Global Services as the ‘Best Global Custodian’ based on responses from European clients and ‘Best Global Custodian’ based on responses from European Institutional Asset Managers. Both awards reflect overall service quality to clients.

During the quarter, the Benchmark group, the investment analytics arm of RBC Global Services, launched a new product called Benchmark Commission Recapture — a program that rebates a portion of trading brokerage commissions back to institutional funds participating in the program. Benchmark also announced a strategic alliance with RiskMetrics Group, a leading financial analytics and technology firm. The result of this alliance will be a powerful and integrated risk analytics and management product for RBC Global Services clients.

Other

Euromoney Magazine named RBC “Best Bank in Canada” and “Best Debt House in Canada” in its 2002 Awards for Excellence. It is the second year in a row RBC has been named “Best Bank in Canada” by the influential publication, and the third time in four years.

ROYAL BANK OF CANADA	-16-	Third Quarter 2002 Report

ABOUT ROYAL BANK OF CANADA

Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest financial institution as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs 60,000 people who serve more than 12 million personal, business and public sector customers through offices in North America and some 30 countries around the world. For more information, please visit rbc.com.

ROYAL BANK OF CANADA	-17-	Third Quarter 2002 Report

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Royal Bank of Canada, from time to time, makes written and oral forward-looking statements, included in this interim report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications, which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the bank’s objectives for 2002, and the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to the bank’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. The bank cautions readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which the bank conducts operations; the strength of the United States economy and the economies of other nations in which the bank conducts significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services by the bank in receptive markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; the ability of the bank to complete strategic acquisitions and to integrate acquisitions; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; and the bank’s anticipation of and success in managing the risks implicated by the foregoing.

The bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the bank, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the bank.

Information contained in or otherwise accessible through the Web sites mentioned in this report does not form a part of this report. All references in this report to Web sites are inactive textual references and are for your informational reference only.

ROYAL BANK OF CANADA	-18-	Third Quarter 2002 Report

Selected financial highlights (unaudited)(1)

			As at and for the three months ended					For the nine months
	Change from					Change from
	July 31		July 31	April 30	July 31	July 31		July 31	July 31
(C$ millions, except per share and percentage amounts)	2001		2002	2002	2001	2001		2002	2001
Earnings
Net interest income(2)	3%		$1,770	$1,732	$1,715	13%		$5,373	$4,757
Non-interest revenue	7		2,101	2,189	1,963	10		6,476	5,890
Gross revenues(2)	5		3,871	3,921	3,678	11		11,849	10,647
Provision for credit losses	(8)		216	328	236	20		830	694
Non-interest expenses	(3)		2,515	2,519	2,598	9		7,643	7,005
Net income	66		722	710	436	23		2,166	1,755
Core net income(3)	24		722	710	582	21		2,166	1,790
Return on common equity	530	bp	16.1%	16.8%	10.8%	(10	)bp	16.7%	16.8%
Core return on common equity(3)	130	bp	16.1%	16.8%	14.8%	(50	)bp	16.7%	17.2%
Economic Profit(4)	29%		$216	$188	$167	8%		$612	$568

Balance sheet data
Loans (before allowance for loan losses)	1%		$179,374	$178,941	$177,623
Assets	13		377,536	361,247	334,902
Deposits	9		246,040	237,751	225,321
Subordinated debentures	10		7,318	7,245	6,649
Common equity	6		17,270	16,936	16,308

Capital ratios (Canadian basis)(5)
Common equity to risk-adjusted assets	70	bp	10.2%	10.0%	9.5%
Tier 1 capital	(20)		9.1%	9.0%	9.3%
Total capital	40		12.7%	12.6%	12.3%

Capital ratios (U.S. basis)(6)
Common equity to risk-adjusted assets	80	bp	10.3%	10.0%	9.5%
Tier 1 capital	—		8.5%	8.4%	8.5%
Total capital	40		12.0%	11.9%	11.6%

Common share information
Shares outstanding (in thousands)
End of period	(2)%		671,671	673,860	683,312	(2)%		671,671	683,312
Average basic	2		673,787	673,751	658,296	7		674,004	627,954
Average diluted	3		680,712	680,336	663,996	7		680,370	633,641
Earnings per share
Basic	73%		$1.04	$1.02	$0.60	18%		$3.10	$2.63
Diluted	70		1.02	1.01	0.60	18		3.07	2.61
Core diluted(3)	24		1.02	1.01	0.82	15		3.07	2.66
Share price
High(7)	14%		$58.89	$57.07	$51.50	12%		$58.89	$52.80
Low(7)	5		45.05	46.36	42.80	6		45.05	42.42
Close	5		53.45	54.97	50.96	5		53.45	50.96
Dividends per share	6		0.38	0.38	0.36	10		1.12	1.02
Book value per share — period end	8		25.71	25.13	23.87	8		25.71	23.87
Market capitalization ($ billions)	3		35.9	37.0	34.8	3		35.9	34.8

Number of:
Employees (full-time equivalent)	1,652		59,788	58,763	58,136
Automated banking machines	(116)		4,520	4,538	4,636
Service delivery units:
Canada	(7)		1,315	1,313	1,322
International	91		811	796	720

(1)	Financial information is derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 91 and 92 of the 2001 Annual Report.
(2)	Taxable equivalent basis.
(3)	Core results exclude the special items shown in the table on page 9.
(4)	Economic Profit is cash operating earnings (i.e., net income available to common shareholders excluding the after-tax impact of special items and amortization of goodwill and other intangibles) less a charge for the cost of common equity. For more details on Economic profit, see page 19 of the 2001 Annual Report.
(5)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.
(6)	Using guidelines issued by the Board of Governors of the Federal Reserve System in the United States and U.S. GAAP financial information.
(7)	Intraday high and low share prices.

ROYAL BANK OF CANADA	-19-	Third Quarter 2002 Report

U.S. GAAP

Consolidated balance sheet (unaudited)

	July 31	April 30	October 31	July 31
(C$ millions)	2002	2002	2001	2001

Assets
Cash resources
Cash and due from banks	$2,227	$1,823	$1,792	$2,157
Interest-bearing deposits with banks	17,268	17,971	15,724	15,576

	19,495	19,794	17,516	17,733

Securities
Trading account ($6,373, $4,697 and $4,222 pledged at July 31, 2002, April 30, 2002 and October 31, 2001, respectively)	67,770	66,413	58,413	56,047
Available for sale ($3,117, $2,945 and $2,559 pledged at July 31, 2002, April 30, 2002 and October 31, 2001, respectively)	23,938	23,898	22,687	21,904

	91,708	90,311	81,100	77,951

Assets purchased under reverse repurchase agreements	34,938	33,373	35,870	25,101

Loans
Residential mortgage	70,641	70,118	67,444	66,499
Personal	32,222	32,292	32,511	32,264
Credit card	4,774	4,445	4,283	4,128
Business and government loans and acceptances	71,737	72,086	76,862	74,732

	179,374	178,941	181,100	177,623
Allowance for loan losses	(2,218)	(2,338)	(2,278)	(2,173)

	177,156	176,603	178,822	175,450

Other
Derivative-related amounts	31,168	21,963	28,642	19,710
Premises and equipment	1,618	1,570	1,598	1,473
Goodwill	5,115	4,933	4,952	4,153
Other intangibles	689	595	619	600
Other assets	15,649	12,105	13,364	12,731

	54,239	41,166	49,175	38,667

	$377,536	$361,247	$362,483	$334,902

Liabilities and shareholders’ equity
Deposits
Canada
Non-interest-bearing	$22,954	$23,205	$22,397	$22,481
Interest-bearing	115,847	115,920	118,161	115,614
International
Non-interest-bearing	2,937	2,640	2,461	2,510
Interest-bearing	104,302	95,986	92,668	84,716

	246,040	237,751	235,687	225,321

Other
Acceptances	7,550	8,484	9,923	9,621
Obligations related to securities sold short	15,826	17,145	16,037	14,895
Obligations related to assets sold under repurchase agreements	19,630	22,240	20,864	14,010
Derivative-related amounts	33,360	23,392	29,448	19,644
Other liabilities	27,425	24,920	23,979	24,747

	103,791	96,181	100,251	82,917

Subordinated debentures	7,318	7,245	6,861	6,649

Non-controlling interest in subsidiaries	1,444	1,466	1,479	1,453

Shareholders’ equity
Capital stock
Preferred	1,673	1,668	1,990	2,254
Common (shares issued and outstanding - 671,670,961; 673,859,766;	7,062	7,053	6,959	7,041
674,020,927 and 683,312,319)
Retained earnings	10,326	10,019	9,311	9,259
Accumulated other comprehensive income	(118)	(136)	(55)	8

	18,943	18,604	18,205	18,562

	$377,536	$361,247	$362,483	$334,902

ROYAL BANK OF CANADA	-20-	Third Quarter 2002 Report

U.S. GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2002	2002	2001	2002	2001
Interest income
Loans	$2,617	$2,466	$2,976	$7,810	$9,153
Trading account securities	479	467	549	1,430	1,607
Available for sale securities	283	287	293	863	829
Assets purchased under reverse repurchase agreements	165	129	284	456	918
Deposits with banks	109	107	201	366	627

	3,653	3,456	4,303	10,925	13,134

Interest expense
Deposits	1,443	1,282	2,077	4,246	6,818
Other liabilities	349	349	414	1,028	1,271
Subordinated debentures	101	102	105	308	308

	1,893	1,733	2,596	5,582	8,397

Net interest income	1,760	1,723	1,707	5,343	4,737
Provision for credit losses	216	328	236	830	694

Net interest income after provision for credit losses	1,544	1,395	1,471	4,513	4,043

Non-interest revenue
Capital market fees	464	471	384	1,440	1,147
Trading revenues	440	384	407	1,280	1,432
Deposit and payment service charges	262	250	232	766	637
Investment management and custodial fees	315	299	279	901	821
Mutual fund revenues	188	183	179	553	521
Mortgage banking revenues	55	55	61	183	149
Card service revenues	78	61	74	211	222
Foreign exchange revenue, other than trading	74	66	77	207	221
Credit fees	57	53	60	171	178
Insurance revenues	69	69	67	194	185
Securitization revenues	38	57	38	127	76
Gain (loss) on sale of securities	(11)	13	4	3	(92)
Gain from divestitures	—	—	—	—	132
Other	72	228	101	440	261

	2,101	2,189	1,963	6,476	5,890

Non-interest expenses
Human resources	1,579	1,529	1,527	4,751	4,189
Occupancy	198	201	174	587	515
Equipment	185	180	212	551	526
Communications	193	200	176	580	500
Professional fees	100	83	136	286	294
Amortization of goodwill	—	—	70	—	145
Amortization of other intangibles	18	17	12	52	19
Other	242	309	291	836	817

	2,515	2,519	2,598	7,643	7,005

Net income before income taxes	1,130	1,065	836	3,346	2,928
Income taxes	381	329	372	1,100	1,094

Net income before non-controlling interest	749	736	464	2,246	1,834
Non-controlling interest in net income of subsidiaries	27	26	28	80	79

Net income	$722	$710	$436	$2,166	$1,755

Preferred share dividends	25	24	37	74	104

Net income available to common shareholders	$697	$686	$399	$2,092	$1,651

Average number of common shares (in thousands)	673,787	673,751	658,296	674,004	627,954
Earnings per share (in dollars)	$1.04	$1.02	$0.60	$3.10	$2.63
Average number of diluted common shares (in thousands)	680,712	680,336	663,996	680,370	633,641
Diluted earnings per share (in dollars)	$1.02	$1.01	$0.60	$3.07	$2.61

ROYAL BANK OF CANADA	-21-	Third Quarter 2002 Report

U.S. GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2002	2002	2001	2002	2001

Preferred shares
Balance at beginning of period	$1,668	$1,675	$2,009	$1,990	$2,001
Issued	—	—	250	—	250
Issuance costs, net of related income taxes	—	—	(3)	—	(3)
Redeemed for cancellation	—	—	—	(315)	—
Translation adjustment on shares denominated in foreign currency	5	(7)	(2)	(2)	6

Balance at end of period	1,673	1,668	2,254	1,673	2,254

Common shares
Balance at beginning of period	7,053	6,987	3,717	6,959	3,074
Issued	43	91	3,338	180	3,991
Issuance costs, net of related income taxes	—	(1)	(2)	(1)	(12)
Purchased for cancellation	(34)	(24)	(12)	(76)	(12)

Balance at end of period	7,062	7,053	7,041	7,062	7,041

Retained earnings
Balance at beginning of period	10,019	9,683	9,156	9,311	8,314
Net income	722	710	436	2,166	1,755
Preferred share dividends	(25)	(24)	(37)	(74)	(104)
Common share dividends	(256)	(256)	(246)	(756)	(653)
Premium paid on common shares purchased for cancellation	(134)	(94)	(49)	(318)	(49)
Issuance costs, net of related income taxes	—	—	(1)	(3)	(4)

Balance at end of period	10,326	10,019	9,259	10,326	9,259

Accumulated other comprehensive income, net of related income taxes
Unrealized gains and losses on available for sale securities	102	70	110	102	110
Unrealized foreign currency translation gains and losses net of hedging activities	(64)	(67)	(47)	(64)	(47)
Gains and losses on derivatives designated as cash flow hedges	(139)	(122)	(55)	(139)	(55)
Additional pension obligation	(17)	(17)	—	(17)	—

	(118)	(136)	8	(118)	8

Shareholders’ equity at end of period	$18,943	$18,604	$18,562	$18,943	$18,562

Comprehensive income, net of related income taxes
Net income	$722	$710	$436	$2,166	$1,755
Other comprehensive income
Change in unrealized gains and losses on available for sale securities	32	(115)	72	(88)	166
Change in unrealized foreign currency translation gains and losses	238	(71)	(2)	100	64
Impact of hedging unrealized foreign currency translation gains and losses	(235)	49	(2)	(126)	(75)
Cumulative effect of initial adoption of FAS 133	—	—	—	—	60
Change in gains and losses on derivatives designated as cash flow hedges	(47)	7	(24)	(35)	(108)
Reclassification to earnings of gains and losses on cash flow hedges	30	26	(1)	86	(7)

Total comprehensive income	$740	$606	$479	$2,103	$1,855

ROYAL BANK OF CANADA	-22-	Third Quarter 2002 Report

U.S. GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2002	2002	2001	2002	2001

Cash flows from operating activities
Net income	$722	$710	$436	$2,166	$1,755
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	216	328	236	830	694
Depreciation	98	95	94	291	273
Restructuring charges	—	—	91	—	91
Amortization of goodwill and other intangibles	18	17	82	52	164
Gain on sale of premises and equipment	(12)	(12)	(4)	(37)	—
Gain from divestitures	—	—	—	—	(132)
Net change in accrued interest receivable and payable	166	(120)	(52)	(83)	(214)
Loss (gain) on sale of available for sale securities	11	(13)	(4)	(3)	92
Changes in operating assets and liabilities
Deferred income taxes	4	121	214	(81)	148
Current income taxes	(49)	16	34	303	(143)
Derivative-related assets	(9,205)	4,768	824	(2,526)	(367)
Derivative-related liabilities	9,968	(3,892)	(526)	3,912	1,068
Trading account securities	(1,357)	(3,831)	(3,715)	(9,357)	(6,726)
Obligations related to securities sold short	(1,319)	330	(55)	(211)	1,945
Other	(2,665)	1,127	584	(901)	(4,313)

Net cash provided by (used in) operating activities	(3,404)	(356)	(1,761)	(5,645)	(5,665)

Cash flows from investing activities
Change in loans	7	(1,131)	3,109	173	2,545
Proceeds from sale of available for sale securities	5,637	4,277	4,011	13,236	8,898
Proceeds from the maturity of available for sale securities	2,766	5,129	4,316	11,244	11,520
Purchases of available for sale securities	(8,151)	(7,573)	(8,388)	(25,425)	(21,095)
Change in interest-bearing deposits with banks	703	(3,538)	1,435	(1,544)	32
Net acquisitions of premises and equipment	(115)	(68)	(32)	(265)	(184)
Change in assets purchased under reverse repurchase agreements	(1,565)	(2,870)	1,352	932	(6,743)
Net cash provided by (used in) acquisition of subsidiaries	(159)	—	475	(159)	(2,231)
Net proceeds from divestitures	—	—	—	—	132

Net cash provided by (used in) investing activities	(877)	(5,774)	6,278	(1,808)	(7,126)

Cash flows from financing activities
Issue of RBC Trust Capital Securities (RBC TruCS)	—	—	—	—	750
Decrease in domestic deposits	(324)	(737)	(2,905)	(1,757)	(29)
Increase in international deposits	6,869	2,216	2,525	10,366	7,791
Issue of subordinated debentures	—	—	—	635	1,025
Subordinated debentures matured	—	(60)	—	(101)	(27)
Subordinated debentures redeemed	—	—	(538)	—	(538)
Issue of preferred shares	—	—	250	—	250
Preferred shares redeemed for cancellation	—	—	—	(315)	—
Issuance costs	—	(1)	(6)	(4)	(19)
Issue of common shares	39	82	18	149	645
Common shares purchased for cancellation	(168)	(118)	(61)	(394)	(61)
Dividends paid	(281)	(266)	(237)	(823)	(689)
Change in obligations related to assets sold under repurchase agreements	(2,610)	4,828	(2,003)	(1,234)	4,783
Change in liabilities of subsidiaries	1,160	822	(477)	1,366	120

Net cash provided by (used in) financing activities	4,685	6,766	(3,434)	7,888	14,001

Net change in cash and due from banks	404	636	1,083	435	1,210
Cash and due from banks at beginning of period	1,823	1,187	1,074	1,792	947

Cash and due from banks at end of period	$2,227	$1,823	$2,157	$2,227	$2,157

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,902	$2,020	$2,866	$6,263	$8,814
Amount of taxes paid in period	$231	$208	$371	$631	$1,224

ROYAL BANK OF CANADA	-23-	Third Quarter 2002 Report

U.S. GAAP

Notes to the interim consolidated financial statements (unaudited)

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2001 and the unaudited interim consolidated financial statements for the three-month period ending January 31, 2002 and the six-month period ending April 30, 2002. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the consolidated financial statements for the year ended October 31, 2001, on pages 62 to 65 in the 2001 Annual Report, except as noted below.

(a)	Business Combinations, Goodwill and Other Intangibles

Effective November 1, 2001, the bank adopted Statement of Financial Accounting Standards, Goodwill and Other Intangible Assets (FAS 142) and Statement of Financial Accounting Standards, Business Combinations (FAS 141) for business combinations.

The Business Combinations standard requires that all business combinations be accounted for using the purchase method. Identifiable intangible assets are recognized separately from Goodwill and included in Other intangibles. Goodwill represents the excess of the purchase price for the acquisition of subsidiaries over the fair value of the net assets acquired. Under FAS 142, goodwill and indefinite life intangibles are no longer amortized but are subject to fair value impairment tests on at least an annual basis. Any impairment of goodwill or intangibles will be recognized as Non-interest expense in the period of impairment. Other intangibles with a finite life are amortized over their estimated useful lives and also tested for impairment.

The bank completed the transitional fair value impairment test in the second quarter and determined that goodwill was not impaired. The fair value impairment test will also be completed as required for the bank’s subsidiary companies. Goodwill impairment if identified in the subsidiaries may not necessarily be recorded on these consolidated statements as goodwill impairment is evaluated at a reporting unit level. Reporting units consist of business units, which may differ from subsidiaries, whose business operations are integrated into various business units.

The following table sets forth the bank’s Other intangibles as at the dates indicated:

	July 31, 2002			April 30, 2002			October 31, 2001

	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
(C$ millions)	amount	amortization	amount	amount	amortization	amount	amount	amortization	amount

Core deposit intangibles	$433	$(42)	$391	$406	$(38)	$368	$412	$(17)	$395
Customer lists and relationships	317	(46)	271	234	(39)	195	233	(30)	203
Mortgage servicing rights	38	(13)	25	32	(3)	29	17	(1)	16
Other intangibles	3	(1)	2	7	(4)	3	7	(2)	5

Total	$791	$(102)	$689	$679	$(84)	$595	$669	$(50)	$619

The following table discloses a reconciliation of previously reported net income, earnings per share and diluted earnings per share to the amounts adjusted for the exclusion of Amortization of goodwill, net of related income taxes.

(C$ millions, except per share amounts)

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
	2002	2002	2001	2002	2001

Net income:
Reported net income	$722	$710	$436	$2,166	$1,755
Amortization of goodwill, net of tax	—	—	70	—	144

Adjusted net income	$722	$710	$506	$2,166	$1,899

Earnings per share:
Reported earnings per share	$1.04	$1.02	$0.60	$3.10	$2.63
Amortization of goodwill, net of tax	—	—	0.11	—	0.23

Adjusted earnings per share	$1.04	$1.02	$0.71	$3.10	$2.86

Diluted earnings per share:
Reported diluted earnings per share	$1.02	$1.01	$0.60	$3.07	$2.61
Amortization of goodwill, net of tax	—	—	0.11	—	0.23

Adjusted diluted earnings per share	$1.02	$1.01	$0.71	$3.07	$2.84

ROYAL BANK OF CANADA	-24-	Third Quarter 2002 Report

U.S. GAAP

(b)	Stock-based compensation

Beginning in 2000, the Stock Option Plan was amended to include Stock Appreciation Rights (SARs). The amended plan entitles a participant to elect to exercise either an option or the corresponding SAR. At the particpant’s discretion, SARs can be exchanged for a cash amount equal to the difference between the exercise price and the closing price of the common shares on the day immediately preceeding the day of exercise. Up to 100% of vested options can be exercised as SARs. Starting last quarter, the estimate of all participants exercising SARs has been approximately 40% based on historical data, and as a result 40% are accounted for as SARs and charged to income and 60% are accounted for as options.

(c)	Future accounting changes

The Financial Accounting Standards Board issued an Exposure Draft, Consolidation of Certain Special-Purpose Entities on June 28, 2002. The Exposure Draft is an interpretation of Accounting Reseach Bulletin 51, Consolidated Financial Statements, and provides new guidance on determining who is a primary beneficiary of the Special Purpose Entities and will therefore be required to consolidate the Special Purpose Entities. The effect of this Exposure Draft on us cannot be determined at this time.

Note 2: Acquisitions

(a)	Eagle Bancshares, Inc.

On July 22, 2002, RBC Centura Banks, Inc., a wholly owned subsidiary of Royal Bank of Canada, acquired 100% of the common shares of Eagle Bancshares, Inc. The cash consideration paid with respect to the acquisition amounted to approximately US $149 million. The excess of the purchase price over the estimated fair value of the net tangible assets acquired was first allocated to core deposit intangibles of approximately US $14 million, with the residual of approximately US $84 million allocated to goodwill. The goodwill is not tax-deductible. The core deposit intangible will be amortized on a straight-line basis over the estimated useful life of 10 years.

(b)	Barclays Private Banking Operations in Americas

On June 28, 2002, the bank acquired the private banking business of Barclays PLC in the Americas with offices in New York and Miami. The purchase price consists of an initial cash payment of approximately US $45 million. Additional consideration of approximately US $45 million is expected to be paid over the next year contingent on the amount of business retained by the bank. The excess of the purchase price over the estimated fair value of the net tangible assets acquired was allocated primarily to customer lists and relationships intangible assets. The customer lists and relationships intangible assets will be amortized on a straight-line basis over the estimated useful life of 15 years.

(c)	Certain U.S. operations of Generali Group

On April 30, 2002, RBC Insurance announced an agreement to acquire certain assets of Generali Group, the Trieste, Italy-based insurer. These assets consist of the operations of Business Men’s Assurance Company of America (BMA) and include an inforce block of approximately 150,000 traditional life insurance policies and annuities as well as the infrastructure for manufacturing variable insurance products. In a related transaction, RBC Dain Rauscher will acquire BMA’s mutual fund company, Jones & Babson Inc. The purchase price for these businesses is estimated at approximately US $220 million. The acquisitions, which are subject to approval by Canadian and U.S. regulators, and the Boards of Directors and shareholders of the mutual funds, and other customary closing conditions, are expected to close by the end of this calendar year.

Note 3: Securitizations

During the quarter, the bank securitized $865 million of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $758 million of those securities. Mortgage-backed securities, created and unsold, remain on the consolidated balance sheet and are classified as Available for sale. The bank received net cash proceeds of $742 million and retained the rights to future excess interest of $26 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $10 million was recognized in Securitization revenues.

In addition, this quarter the bank securitized $800 million of government guaranteed residential mortgage loans through the creation of mortgage-backed securities; these securities are available as collateral for various types of funding transactions.

Note 4: Commitments and contingencies

a)	Pledged assets

Securities have been pledged as collateral for various types of funding transactions including obligations related to assets sold under repurchase agreements and obligations related to securities sold short. Securities pledged include bank owned securities and other securities accepted as collateral that can be sold or repledged. Such collateral is generally obtained under reverse repurchase agreements and securities borrowing agreements. Securities owned that are pledged as collateral that can be sold or repledged by the secured party are reported in Trading account securities of $6.4 billion (April 30, 2002 — $4.7 billion; October 31, 2001 — $4.2 billion) and Available for sale securities of $3.1 billion (April 30, 2002 — $2.9 billion; October 31, 2001 — $2.6 billion) on the consolidated balance sheet.

b)	Litigation

On June 21, 2002, a week before it was due to pay the bank US $517 million plus interest under the terms of a “total return swap”, which is recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (“Rabobank”) initiated an action against the bank in New York state court in an effort to nullify its obligation under the swap. On June 24, 2002, the bank instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap. On July 31, 2002, the bank filed a motion to dismiss or stay Rabobank’s New York lawsuit. Management expects to recover this amount in its entirety and accordingly a provision for loss has not been recorded.

Various legal proceedings are pending that challenge certain practices or actions of the bank and its subsidiaries. Many of these proceedings are loan-related and are in reaction to steps taken by the bank and its subsidiaries to collect delinquent loans and enforce rights of collateral securing such loans. Management considers that the aggregate liability resulting from these proceedings will not be material.

Note 5: Significant capital transactions

On June 20, 2002 the bank announced the extension of its normal course issuer bid to purchase, for cancellation, up to 20 million of its common shares through the facilities of the Toronto Stock Exchange. Under this bid, purchases may be made for a one-year period commencing on June 24, 2002. The previous bid expired on June 21, 2002. During the quarter, the bank repurchased 3,275,400 common shares at an average price of $51.52.

On July 10, 2002 the bank announced its intention to redeem on September 3, 2002 all of its outstanding 5.40% Subordinated Debentures due September 3, 2007 for 100% of their principal amount of $400 million plus accrued interest to the redemption date.

ROYAL BANK OF CANADA	-25-	Third Quarter 2002 Report

U.S. GAAP

Note 6: Results by business and geographic segments

a)	Quarterly Earnings by Business Segment (1)

	RBC Banking			RBC Insurance			RBC Investments

	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3
(C$ millions)	02	02	01	02	02	01	02	02	01

Net interest income on taxable equivalent basis	1,370	1,344	1,387	54	53	54	91	86	105
Non-interest revenue	524	517	492	85	84	87	806	833	653

Gross revenues on taxable equivalent basis	1,894	1,861	1,879	139	137	141	897	919	758
Taxable equivalent adjustment	5	5	3	—	—	—	—	—	—

Gross revenues	1,889	1,856	1,876	139	137	141	897	919	758
Provision for credit losses	145	158	175	—	—	—	—	(1)	1
Non-interest expenses	1,109	1,108	1,242	91	93	103	770	813	660
Income taxes and non-controlling interest	242	228	231	(1)	(4)	(9)	43	29	41

Net income	393	362	228	49	48	47	84	78	56

	RBC Capital Markets			RBC Global Services			Total (2)

	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3

	02	02	01	02	02	01	02	02	01
Net interest income on taxable equivalent basis	114	146	127	36	33	34	1,770	1,732	1,715
Non-interest revenue	536	523	565	185	157	156	2,101	2,189	1,963

Gross revenues on taxable equivalent basis	650	669	692	221	190	190	3,871	3,921	3,678
Taxable equivalent adjustment	5	5	5	—	—	—	10	9	8

Gross revenues	645	664	687	221	190	190	3,861	3,912	3,670
Provision for credit losses	76	175	68	2	3	—	216	328	236
Non-interest expenses	414	388	435	149	128	124	2,515	2,519	2,598
Income taxes and non-controlling interest	53	6	84	21	19	19	408	355	400

Net income	102	95	100	49	40	47	722	710	436

(1)	RBC Banking (Personal & Commercial Banking) includes the Personal & Commercial Banking Business, Card Services, RBC Mortgage, RBC Builder Finance, RBC Centura and the Caribbean. RBC Insurance (Insurance) offers creditor, life, health, travel, home, auto and reinsurance products. RBC Investments (Wealth Management) includes Canadian & International Brokerage Group (Action Direct, Private Client Division, International Advisory Group), RBC Dain Rauscher, Global Private Banking (International Global Private Banking, RBC Private Counsel, Personal Trust, Private Banking & Trust), RBC Global Asset Management (Investment Management, Mutual Funds), and RBC Investments Financial Planning (partnership with Personal & Commercial Banking). RBC Capital Markets (Corporate & Investment Banking) comprises Global Treasury Services, Global Financial Products, Capital Markets Services, Global Credit and Alternative Investments. RBC Global Services (Transaction Processing) consists of Investor Services (Custody), Treasury Management & Trade, including Moneris Solutions joint venture, and Global Financial Institutions (Correspondent Banking and Broker Dealers).

(2)	The difference between the total and the business segments presented represents other activities, which mainly comprise Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations.

b)	Quarterly Earnings by Geographic Segment

	July 31, 2002				April 30, 2002				July 31, 2001

(C$ millions)	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total

Net interest income on taxable equivalent basis	$1,370	$318	$82	$1,770	$1,337	$301	$94	$1,732	$1,441	$145	$129	$1,715
Non-interest revenue	1,040	785	276	2,101	1,203	729	257	2,189	1,113	624	226	1,963

Gross revenues on taxable equivalent basis	2,410	1,103	358	3,871	2,540	1,030	351	3,921	2,554	769	355	3,678
Taxable equivalent adjustment	5	5	—	10	5	4	—	9	6	2	—	8

Gross revenues	2,405	1,098	358	3,861	2,535	1,026	351	3,912	2,548	767	355	3,670
Provision for credit losses	142	52	22	216	151	152	25	328	174	68	(6)	236
Non-interest expenses	1,425	881	209	2,515	1,425	892	202	2,519	1,591	847	160	2,598
Income taxes and non-controlling interest	344	60	4	408	371	(24)	8	355	423	(55)	32	400

Net income	$494	$105	$123	$722	$588	$6	$116	$710	$360	$(93)	$169	$436

ROYAL BANK OF CANADA	-26-	Third Quarter 2002 Report

U.S. GAAP

c)	Nine-Month Earnings by Business Segment

	RBC Banking		RBC Insurance		RBC Investments

(C$ millions)	2002	2001	2002	2001	2002	2001

Net interest income on taxable equivalent basis	4,146	3,908	158	151	275	293
Non-interest revenue	1,585	1,357	250	243	2,492	1,931

Gross revenues on taxable equivalent basis	5,731	5,265	408	394	2,767	2,224
Taxable equivalent adjustment	15	5	—	—	—	—

Gross revenues	5,716	5,260	408	394	2,767	2,224
Provision for credit losses	504	561	—	—	(2)	3
Non-interest expenses	3,359	3,207	278	272	2,411	1,834
Income taxes and non-controlling interest	709	651	(9)	(8)	108	137

Net income	1,144	841	139	130	250	250

	RBC Capital Markets		RBC Global Services		Total

	2002	2001	2002	2001	2002	2001

Net interest income on taxable equivalent basis	443	271	103	109	5,373	4,757
Non-interest revenue	1,602	1,846	502	551	6,476	5,890

Gross revenues on taxable equivalent basis	2,045	2,117	605	660	11,849	10,647
Taxable equivalent adjustment	15	14	—	—	30	20

Gross revenues	2,030	2,103	605	660	11,819	10,627
Provision for credit losses	348	148	7	(2)	830	694
Non-interest expenses	1,220	1,349	411	360	7,643	7,005
Income taxes and non-controlling interest	119	243	58	85	1,180	1,173

Net income	343	363	129	217	2,166	1,755

d)	Nine-Month Earnings by Geographic Segment

	July 31, 2002				July 31, 2001

(C$ millions)	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total

Net interest income on taxable equivalent basis	$4,136	$916	$321	$5,373	$4,208	$237	$312	$4,757
Non-interest revenue	3,359	2,321	796	6,476	3,460	1,729	701	5,890

Gross revenues on taxable equivalent basis	7,495	3,237	1,117	11,849	7,668	1,966	1,013	10,647
Taxable equivalent adjustment	17	13	—	30	18	2	—	20

Gross revenues	7,478	3,224	1,117	11,819	7,650	1,964	1,013	10,627

Provision for credit losses	445	335	50	830	589	131	(26)	694
Non-interest expenses	4,318	2,712	613	7,643	4,649	1,847	509	7,005
Income taxes and non-controlling interest	1,107	33	40	1,180	1,110	13	50	1,173

Net income	$1,608	$144	$414	$2,166	$1,302	$(27)	$480	$1,755

ROYAL BANK OF CANADA	-27-	Third Quarter 2002 Report

Appendix: Credit related information (unaudited)(1)

Nonaccrual loans

	July 31	April 30	January 31	October 31	July 31
(C$ millions)	2002	2002	2002	2001	2001

Residential mortgage	$149	$154	$172	$179	$162
Personal	310	317	318	325	325
Business and government	1,912	2,058	2,223	1,961	1,706

	$2,371	$2,529	$2,713	$2,465	$2,193

Nonaccrual loans as a % of related loans (including acceptances)
Residential mortgage	0.21%	0.22%	0.25%	0.27%	0.24%
Personal	0.96%	0.98%	1.01%	1.00%	1.01%
Business and government	2.67%	2.85%	3.03%	2.55%	2.28%

Total	1.32%	1.41%	1.52%	1.36%	1.23%

Allowance for credit losses

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2002	2002	2001	2002	2001

Allowance at beginning of period	$2,452	$2,459	$2,061	$2,392	$1,975
Provision for credit losses	216	328	236	830	694
Charge-offs
Residential mortgage	(3)	(3)	(4)	(9)	(10)
Personal	(96)	(109)	(105)	(312)	(299)
Credit card	(51)	(44)	(44)	(140)	(132)
Business and government	(243)	(232)	(71)	(600)	(281)

	(393)	(388)	(224)	(1,061)	(722)

Recoveries
Personal	18	19	18	53	47
Credit card	10	9	11	29	30
Business and government	16	14	13	50	54

	44	42	42	132	131

Net charge-offs	(349)	(346)	(182)	(929)	(591)
Centura Banks at date of acquisition	—	—	157	—	157
Eagle Bancshares at date of acquisition	18	—	—	18	—
Adjustments	(5)	11	11	21	48

Allowance at end of period	$2,332	$2,452	$2,283	$2,332	$2,283

Net charge-offs (excluding LDCs) as a % of average loans	0.79%	0.80%	0.42%	0.70%	0.46%
Net charge-offs as a % of average loans	0.79%	0.80%	0.42%	0.70%	0.46%
Allocation of allowance
Residential mortgage	$50	$47	$50	$50	$50
Personal	468	475	440	468	440
Credit card	152	152	126	152	126
Business and government	1,427	1,541	1,335	1,427	1,335

Allocated allowance	2,097	2,215	1,951	2,097	1,951
Unallocated allowance	235	237	332	235	332

Total	$2,332	$2,452	$2,283	$2,332	$2,283

Composition of allowance
Allocated specific	$885	$1,010	$850	$885	$850
Allocated country risk	33	30	29	33	29
Allocated general	1,179	1,175	1,072	1,179	1,072

Total allocated allowance	2,097	2,215	1,951	2,097	1,951
Unallocated allowance	235	237	332	235	332

	$2,332	$2,452	$2,283	$2,332	$2,283

Consisting of:
Allowance for loan losses	$2,218	$2,338	$2,173	$2,218	$2,173
Allowance for off-balance sheet and other items	109	109	104	109	104
Allowance for tax-exempt securities	5	5	6	5	6

Total	$2,332	$2,452	$2,283	$2,332	$2,283

Allowance for loan losses as a % of loans (including acceptances)	1.2%	1.3%	1.2%	1.2%	1.2%
Allowance for loan losses as a % of loans (including acceptances) and reverse repurchase agreements	1.0%	1.1%	1.1%	1.0%	1.1%
Allowance for loan losses as a % of nonaccrual loans (coverage ratio), excluding LDCs	94%	93%	99%	94%	99%

(1)	Financial measures are derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 91 and 92 of the 2001 Annual Report.

ROYAL BANK OF CANADA	-28-	Third Quarter 2002 Report

Selected financial highlights (unaudited) (1)

				As at and for the three months ended				For the nine months ended
			Change from			Change from
($ millions, except per share	July 31		July 31	April 30	July 31	July 31		July 31	July 31
and percentage amounts)	2001		2002	2002	2001	2001		2002	2001

Earnings
Net interest income(2)	3%		$1,768	$1,746	$1,719	13%		$5,383	$4,765
Other income	5		2,104	2,192	2,008	9		6,519	5,960
Gross revenues(2)	4		3,872	3,938	3,727	11		11,902	10,725
Provision for credit losses	(8)		216	328	236	20		830	694
Non-interest expenses	(3)		2,547	2,583	2,638	10		7,786	7,087
Net income	42		697	677	492	19		2,096	1,755
Core net income(3)	20		697	677	579	19		2,096	1,764
Return on common equity	310	bp	15.6%	16.0%	12.5%	(70	)bp	16.2%	16.9%
Core return on common equity(3)	70	bp	15.6%	16.0%	14.9%	(80	)bp	16.2%	17.0%
Economic Profit(4)	16%		$193	$158	$167	1%		$549	$546

Balance sheet data
Loans (net of allowance for loan losses)	7%		$204,493	$201,442	$191,126
Assets	13		373,441	356,317	329,974
Deposits	10		244,455	235,878	222,291
Subordinated debentures	9		7,043	7,025	6,488
Common equity	6		17,167	16,872	16,181

Capital ratios(5)
Common equity to risk-adjusted assets	70	bp	10.2%	10.0%	9.5%
Tier 1 capital	(20)		9.1%	9.0%	9.3%
Total capital	40		12.7%	12.6%	12.3%

Common share information
Shares outstanding (in thousands)
End of period	(2)%		671,671	673,860	683,312	(2)%		671,671	683,312
Average basic	2		673,787	673,751	658,296	7		674,004	627,954
Average diluted	2		679,168	678,751	663,996	7		679,422	633,641
Earnings per share
Basic	45%		$1.00	$0.97	$0.69	14%		$3.00	$2.63
Diluted	46		0.99	0.96	0.68	14		2.98	2.61
Core diluted(3)	21		0.99	0.96	0.82	14		2.98	2.62
Share price
High(6)	14%		$58.89	$57.07	$51.50	12%		$58.89	$52.80
Low(6)	5		45.05	46.36	42.80	6		45.05	42.42
Close	5		53.45	54.97	50.96	5		53.45	50.96
Dividends per share	6		0.38	0.38	0.36	10		1.12	1.02
Book value per share — period end	8		25.56	25.04	23.68	8		25.56	23.68
Market capitalization ($ billions)	3		35.9	37.0	34.8	3		35.9	34.8

Number of:
Employees (full-time equivalent)	1,652		59,788	58,763	58,136
Automated banking machines	(116)		4,520	4,538	4,636
Service delivery units
Canada	(7)		1,315	1,313	1,322
International	91		811	796	720

(1)	Financial information is derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 91 and 92 of the 2001 Annual Report.
(2)	Taxable equivalent basis.
(3)	Core results exclude special items shown in the table on page 9.
(4)	Economic Profit is cash operating earnings (i.e., net income available to common shareholders excluding the after-tax impact of special items and amortization of goodwill and other intangibles) less a charge for the cost of common equity. For more details on Economic profit, see page 19 of the 2001 Annual Report.
(5)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.
(6)	Intraday high and low share prices.

ROYAL BANK OF CANADA	-29-	Third Quarter 2002 Report

CANADIAN GAAP

Consolidated balance sheet (unaudited)

	July 31	April 30	October 31	July 31
($ millions)	2002	2002	2001	2001

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$2,227	$1,823	$1,792	$2,157
Interest-bearing deposits with banks	17,299	17,991	15,743	15,610

	19,526	19,814	17,535	17,767

Securities
Trading account ($6,373, $4,697 and $4,222 pledged at July 31, 2002, April 30, 2002 and October 31, 2001, respectively)	68,578	64,235	58,192	54,145
Investment account ($3,117, $2,945 and $2,559 pledged at July 31, 2002, April 30, 2002 and October 31, 2001, respectively)	23,308	23,319	21,877	21,200
Loan substitute	401	417	438	457

	92,287	87,971	80,507	75,802

Loans
Residential mortgage	70,639	70,116	67,442	66,497
Personal	32,222	32,292	32,511	32,264
Credit card	4,774	4,445	4,283	4,128
Business and government	64,138	63,554	67,152	65,309
Assets purchased under reverse repurchase agreements	34,938	33,373	35,870	25,101

	206,711	203,780	207,258	193,299
Allowance for loan losses	(2,218)	(2,338)	(2,278)	(2,173)

	204,493	201,442	204,980	191,126

Other
Derivative-related amounts	30,168	20,965	27,240	18,713
Customers’ liability under acceptances	7,550	8,484	9,923	9,621
Premises and equipment	1,631	1,581	1,602	1,477
Goodwill	5,082	4,900	4,919	4,174
Other intangibles	689	595	619	600
Other assets	12,015	10,565	11,935	10,694

	57,135	47,090	56,238	45,279

	$373,441	$356,317	$359,260	$329,974

Liabilities and shareholders’ equity
Deposits
Personal	$101,072	$99,990	$101,381	$98,970
Business and government	116,965	115,290	107,141	100,728
Bank	26,418	20,598	24,925	22,593

	244,455	235,878	233,447	222,291

Other
Acceptances	7,550	8,484	9,923	9,621
Obligations related to securities sold short	16,688	16,360	16,443	15,073
Obligations related to assets sold under repurchase agreements	19,630	22,240	20,864	14,010
Derivative-related amounts	32,794	22,806	28,646	19,286
Other liabilities	24,966	23,487	23,780	23,278

	101,628	93,377	99,656	81,268

Subordinated debentures	7,043	7,025	6,513	6,488

Non-controlling interest in subsidiaries	1,444	1,466	1,479	1,453

Shareholders’ equity
Capital stock
Preferred	1,704	1,699	2,024	2,293
Common (shares issued and outstanding — 671,670,961; 673,859,766;	7,078	7,068	6,973	7,055
674,020,927 and 683,312,319)
Retained earnings	10,089	9,804	9,168	9,126

	18,871	18,571	18,165	18,474

	$373,441	$356,317	$359,260	$329,974

ROYAL BANK OF CANADA	-30-	Third Quarter 2002 Report

CANADIAN GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
($ millions)	2002	2002	2001	2002	2001

Interest income
Loans	$2,782	$2,595	$3,260	$8,266	$10,071
Securities	762	754	842	2,293	2,436
Deposits with banks	109	107	201	366	627

	3,653	3,456	4,303	10,925	13,134

Interest expense
Deposits	1,443	1,282	2,077	4,246	6,818
Other liabilities	351	335	410	1,018	1,263
Subordinated debentures	101	102	105	308	308
	1,895	1,719	2,592	5,572	8,389

Net interest income	1,758	1,737	1,711	5,353	4,745

Other income
Capital market fees	464	471	384	1,440	1,147
Trading revenues	440	384	407	1,280	1,432
Deposit and payment service charges	262	250	232	766	637
Investment management and custodial fees	315	299	279	901	821
Mutual fund revenues	188	183	179	553	521
Card service revenues	137	109	125	367	342
Mortgage banking revenues	36	53	61	162	149
Foreign exchange revenue, other than trading	71	69	80	209	228
Insurance revenues	51	54	69	172	162
Credit fees	57	53	60	171	178
Securitization revenues	38	58	38	129	74
Gain (loss) on sale of securities	(15)	14	4	(4)	(92)
Gain from divestitures	—	—	—	—	132
Other	60	195	90	373	229

	2,104	2,192	2,008	6,519	5,960

Gross revenues	3,862	3,929	3,719	11,872	10,705
Provision for credit losses	216	328	236	830	694

	3,646	3,601	3,483	11,042	10,011

Non-interest expenses
Human resources	1,581	1,566	1,538	4,801	4,208
Occupancy	200	203	174	593	517
Equipment	203	195	217	602	559
Communications	195	203	178	588	505
Professional fees	100	83	137	286	295
Amortization of goodwill	—	—	69	—	142
Amortization of other intangibles	18	17	12	52	19
Other	250	316	313	864	842

	2,547	2,583	2,638	7,786	7,087

Net income before income taxes	1,099	1,018	845	3,256	2,924
Income taxes	375	315	325	1,080	1,090

Net income before non-controlling interest	724	703	520	2,176	1,834
Non-controlling interest in net income of subsidiaries	27	26	28	80	79
Net income	$697	$677	$492	$2,096	$1,755

Preferred share dividends	25	24	37	74	104
Net income available to common shareholders	$672	$653	$455	$2,022	$1,651

Average number of common shares (in thousands)	673,787	673,751	658,296	674,004	627,954
Earnings per share (in dollars)	$1.00	$0.97	$0.69	$3.00	$2.63
Average number of diluted common shares (in thousands)	679,168	678,751	663,996	679,422	633,641
Diluted earnings per share (in dollars)	$0.99	$0.96	$0.68	$2.98	$2.61

ROYAL BANK OF CANADA	-31-	Third Quarter 2002 Report

CANADIAN GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
($ millions)	2002	2002	2001	2002	2001

Preferred shares
Balance at beginning of period	$1,699	$1,706	$2,045	$2,024	$2,037
Issued	—	—	250	—	250
Redeemed for cancellation	—	—	—	(318)	—
Translation adjustment on shares denominated in foreign currency	5	(7)	(2)	(2)	6

Balance at end of period	1,704	1,699	2,293	1,704	2,293

Common shares
Balance at beginning of period	7,068	7,001	3,729	6,973	3,076
Issued	44	91	3,338	181	3,991
Purchased for cancellation	(34)	(24)	(12)	(76)	(12)

Balance at end of period	7,078	7,068	7,055	7,078	7,055

Retained earnings
Balance at beginning of period	9,804	9,524	8,976	9,168	8,428
Net income	697	677	492	2,096	1,755
Preferred share dividends	(25)	(24)	(37)	(74)	(104)
Common share dividends	(256)	(256)	(246)	(756)	(653)
Cumulative effect of initial adoption of Employee Future Benefits accounting standard, net of related income taxes	—	—	—	—	(221)
Premium paid on common shares purchased for cancellation	(134)	(94)	(49)	(318)	(49)
Issuance costs, net of related income taxes	—	(1)	(6)	(1)	(19)
Unrealized foreign currency translation gains and losses, net of hedging activities and related income taxes	3	(22)	(4)	(26)	(11)

Balance at end of period	10,089	9,804	9,126	10,089	9,126

Shareholders’ equity at end of period	$18,871	$18,571	$18,474	$18,871	$18,474

ROYAL BANK OF CANADA	-32-	Third Quarter 2002 Report

CANADIAN GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
($ millions)	2002	2002	2001	2002	2001

Cash flows from operating activities
Net income	$697	$677	$492	$2,096	$1,755
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	216	328	236	830	694
Depreciation	111	96	95	305	275
Restructuring charges	—	—	91	—	91
Amortization of goodwill and other intangibles	18	17	81	52	161
Gain on sale of premises and equipment	(12)	(12)	(4)	(37)	—
Gain from divestitures	—	—	—	—	(132)
Net change in accrued interest receivable and payable	68	(196)	(104)	(231)	(89)
Loss (gain) on sale of investment account securities	15	(14)	(4)	4	92
Changes in operating assets and liabilities
Deferred income taxes	(22)	132	130	(78)	(193)
Current income taxes	(49)	16	34	303	(143)
Derivative-related assets	(9,203)	4,541	1,000	(2,928)	451
Derivative-related liabilities	9,988	(3,590)	(486)	4,148	710
Trading account securities	(4,343)	(3,498)	(3,086)	(10,386)	(8,174)
Obligations related to securities sold short	328	(597)	439	245	1,577
Other	(1,542)	1,655	(852)	(700)	(3,223)

Net cash provided by (used in) operating activities	(3,730)	(445)	(1,938)	(6,377)	(6,148)

Cash flows from investing activities
Change in loans	8	(1,134)	2,975	435	2,380
Proceeds from sale of investment account securities	5,314	4,278	3,992	12,887	8,878
Proceeds from the maturity of investment account securities	2,766	5,129	4,316	11,244	11,520
Purchases of investment account securities	(7,781)	(7,704)	(8,189)	(25,263)	(20,739)
Change in loan substitute securities	16	(2)	19	37	8
Change in interest-bearing deposits with banks	692	(3,543)	1,389	(1,556)	(2)
Net acquisitions of premises and equipment	(130)	(74)	(14)	(288)	(157)
Change in assets purchased under reverse repurchase agreements	(1,565)	(2,870)	1,352	932	(6,743)
Net cash provided by (used in) acquisition of subsidiaries	(159)	—	475	(159)	(2,231)
Net proceeds from divestitures	—	—	—	—	132

Net cash provided by (used in) investing activities	(839)	(5,920)	6,315	(1,731)	(6,954)

Cash flows from financing activities
Issue of RBC Trust Capital Securities (RBC TruCS)	—	—	—	—	750
Change in deposits	6,833	1,714	(240)	9,264	8,073
Issue of subordinated debentures	—	—	—	635	1,025
Subordinated debentures matured	—	(60)	—	(101)	(27)
Subordinated debentures redeemed	—	—	(538)	—	(538)
Issue of preferred shares	—	—	250	—	250
Preferred shares redeemed for cancellation	—	—	—	(318)	—
Issuance costs	—	(1)	(6)	(1)	(19)
Issue of common shares	39	82	18	149	645
Common shares purchased for cancellation	(168)	(118)	(61)	(394)	(61)
Dividends paid	(281)	(266)	(237)	(823)	(689)
Change in obligations related to assets sold under repurchase agreements	(2,610)	4,828	(2,003)	(1,234)	4,783
Change in liabilities of subsidiaries	1,160	822	(477)	1,366	120

Net cash provided by (used in) financing activities	4,973	7,001	(3,294)	8,543	14,312

Net change in cash and non-interest-bearing deposits with banks	404	636	1,083	435	1,210
Cash and non-interest-bearing deposits with banks at beginning of period	1,823	1,187	1,074	1,792	947

Cash and non-interest-bearing deposits with banks at end of period	$2,227	$1,823	$2,157	$2,227	$2,157

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,902	$2,020	$2,866	$6,263	$8,814
Amount of taxes paid in period	$231	$208	$371	$631	$1,224

ROYAL BANK OF CANADA	-33-	Third Quarter 2002 Report

CANADIAN GAAP

Notes to the interim consolidated financial statements (unaudited)

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2001 and the unaudited interim consolidated financial statements for the three-month period ending January 31, 2002 and the six-month period ending April 30, 2002. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the consolidated financial statements for the year ended October 31, 2001, on pages 62A to 65A in the 2001 Annual Report, except as noted below.

(a)	Business Combinations, Goodwill and Other Intangibles

Effective November 1, 2001, the bank adopted the Canadian Institute of Chartered Accountants (CICA) standards, Goodwill and Other Intangible Assets and Business Combinations.

The Business Combinations standard requires that all business combinations be accounted for using the purchase method. Identifiable intangible assets are recognized separately from Goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired. Under the new Goodwill standard, goodwill and indefinite life intangibles are no longer amortized but are subject to fair value impairment tests on at least an annual basis. Any impairment of goodwill or intangibles will be recognized as Non-interest expense in the period of impairment. Other intangibles with a finite life are amortized over their estimated useful lives and also tested for impairment.

The bank completed the transitional fair value impairment test in the second quarter and determined that goodwill was not impaired. The fair value impairment test will also be completed as required for the bank’s subsidiary companies. Goodwill impairment if identified in the subsidiaries may not necessarily be recorded on these consolidated statements as goodwill impairment is evaluated at a reporting unit level. Reporting units consist of business units which may differ from subsidiaries, whose business operations are integrated into various business units.

The following table sets forth the bank’s Other intangibles as at the dates indicated:

($ millions)	July 31, 2002			April 30, 2002			October 31, 2001

	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
	amount	amortization	amount	amount	amortization	amount	amount	amortization	amount
Core deposit intangibles	$433	$(42)	$391	$406	$(38)	$368	$412	$(17)	$395
Customer lists and relationships	317	(46)	271	234	(39)	195	233	(30)	203
Mortgage servicing rights	38	(13)	25	32	(3)	29	17	(1)	16
Other intangibles	3	(1)	2	7	(4)	3	7	(2)	5

Total	$791	$(102)	$689	$679	$(84)	$595	$669	$(50)	$619

The following table discloses a reconciliation of previously reported net income, earnings per share and diluted earnings per share to the amounts adjusted for the exclusion of Amortization of goodwill, net of related income taxes.

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
($ millions, except per share amounts)	2002	2002	2001	2002	2001

Net income:
Reported net income	$697	$677	$492	$2,096	$1,755
Amortization of goodwill, net of tax	—	—	69	—	141

Adjusted net income	$697	$677	$561	$2,096	$1,896

Earnings per share:
Reported earnings per share	$1.00	$0.97	$0.69	$3.00	$2.63
Amortization of goodwill, net of tax	—	—	0.10	—	0.22

Adjusted earnings per share	$1.00	$0.97	$0.79	$3.00	$2.85

Diluted earnings per share:
Reported diluted earnings per share	$0.99	$0.96	$0.68	$2.98	$2.61
Amortization of goodwill, net of tax	—	—	0.10	—	0.22

Adjusted diluted earnings per share	$0.99	$0.96	$0.78	$2.98	$2.83

ROYAL BANK OF CANADA	-34-	Third Quarter 2002 Report

CANADIAN GAAP

(b)	Future accounting changes

The CICA issued a draft Accounting Guideline, Consolidation of Special-Purpose Entities on August 1, 2002. The proposed guideline will provide guidance to determine who is a primary beneficiary of the Special Purpose Entities and will therefore be required to consolidate the Special Purpose Entities. The effect of this proposed guideline on us cannot be determined at this time.

In November 2001, the CICA issued Accounting Guideline 13 — Hedging Relationships, which will be effective November 1, 2002. The guideline establishes certain conditions for the application of hedge accounting, but does not specify hedge accounting techniques. For hedging derivatives that do not qualify for hedge accounting under this guideline, the bank expects to record changes in their fair value subsequent to November 1, 2002 in Net income.

Note 2: Acquisitions

(a)	Eagle Bancshares, Inc.

On July 22, 2002, RBC Centura Banks, Inc., a wholly owned subsidiary of Royal Bank of Canada, acquired 100% of the common shares of Eagle Bancshares, Inc. The cash consideration paid with respect to the acquisition amounted to approximately US $149 million. The excess of the purchase price over the estimated fair value of the net tangible assets acquired was first allocated to core deposit intangibles of approximately US $14 million, with the residual of approximately US $84 million allocated to goodwill. The goodwill is not tax-deductible. The core deposit intangible will be amortized on a straight-line basis over the estimated useful life of 10 years.

(b)	Barclays Private Banking Operations in Americas

On June 28, 2002, the bank acquired the private banking business of Barclays PLC in the Americas with offices in New York and Miami. The purchase price consists of an initial cash payment of approximately US $45 million. Additional consideration of approximately US $45 million is expected to be paid over the next year contingent on the amount of business retained by the bank. The excess of the purchase price over the estimated fair value of the net tangible assets acquired will be allocated primarily to customer lists and relationships intangible assets. The customer lists and relationships intangible assets will be amortized on a straight-line basis over the estimated useful life of 15 years.

(c)	Certain U.S. operations of Generali Group

On April 30, 2002, RBC Insurance announced an agreement to acquire certain assets of Generali Group, the Trieste, Italy-based insurer. These assets consist of the operations of Business Men’s Assurance Company of America (BMA) and include an inforce block of approximately 150,000 traditional life insurance policies and annuities as well as the infrastructure for manufacturing variable insurance products. In a related transaction, RBC Dain Rauscher will acquire BMA’s mutual fund company, Jones & Babson Inc. The purchase price for these businesses is estimated at approximately US $220 million. The acquisitions, which are subject to approval by Canadian and U.S. regulators, and the Boards of Directors and shareholders of the mutual funds, and other customary closing conditions, are expected to close by the end of this calendar year.

Note 3: Securitizations

During the quarter, the bank securitized $865 million of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $758 million of those securities. Mortgage-backed securities, created and unsold, remain on the consolidated balance sheet and are classified as Investment account securities. The bank received net cash proceeds of $742 million and retained the rights to future excess interest of $26 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $10 million was recognized in Securitization revenues.

In addition, this quarter the bank securitized $800 million of government guaranteed residential mortgage loans through the creation of mortgage-backed securities; these securities are available as collateral for various types of funding transactions.

Note 4: Commitments and contingencies

a)	Pledged assets

Securities have been pledged as collateral for various types of funding transactions including obligations related to assets sold under repurchase agreements and obligations related to securities sold short. Securities pledged include bank owned securities and other securities accepted as collateral that can be sold or repledged. Such collateral is generally obtained under reverse repurchase agreements and securities borrowing agreements. Securities owned that are pledged as collateral that can be sold or repledged by the secured party are reported in Trading account securities of $6.4 billion (April 30, 2002 — $4.7 billion; October 31, 2001 — $4.2 billion) and Investment account securities of $3.1 billion (April 30, 2002 — $2.9 billion; October 31, 2001 — $2.6 billion) on the consolidated balance sheet.

b)	Litigation

On June 21, 2002, a week before it was due to pay the bank US $517 million plus interest under the terms of a “total return swap”, which is recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (“Rabobank”) initiated an action against the bank in New York state court in an effort to nullify its obligation under the swap. On June 24, 2002, the bank instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap. On July 31, 2002, the bank filed a motion to dismiss or stay Rabobank’s New York lawsuit. Management expects to recover this amount in its entirety and accordingly a provision for loss has not been recorded.

Various legal proceedings are pending that challenge certain practices or actions of the bank and its subsidiaries. Many of these proceedings are loan-related and are in reaction to steps taken by the bank and its subsidiaries to collect delinquent loans and enforce rights of collateral securing such loans. Management considers that the aggregate liability resulting from these proceedings will not be material.

Note 5: Significant capital transactions

On June 20, 2002 the bank announced the extension of its normal course issuer bid to purchase, for cancellation, up to 20 million of its common shares through the facilities of the Toronto Stock Exchange. Under this bid, purchases may be made for a one-year period commencing on June 24, 2002. The previous bid expired on June 21, 2002. During the quarter, the bank repurchased 3,275,400 common shares at an average price of $51.52.

On July 10, 2002 the bank announced its intention to redeem on September 3, 2002 all of its outstanding 5.40% Subordinated Debentures due September 3, 2007 for 100% of their principal amount of $400 million plus accrued interest to the redemption date.

ROYAL BANK OF CANADA	-35-	Third Quarter 2002 Report

CANADIAN GAAP

Note 6: Results by business and geographic segments

a)	Quarterly Earnings by Business Segment (1)

	RBC Banking			RBC Insurance			RBC Investments

	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3
($ millions)	02	02	01	02	02	01	02	02	01

Net interest income on taxable equivalent basis	1,370	1,344	1,387	54	53	54	91	86	105
Other income	505	514	494	63	70	88	807	832	654

Gross revenues on taxable equivalent basis	1,875	1,858	1,881	117	123	142	898	918	759
Tax equivalent adjustment	5	5	3	—	—	—	—	—	—

Gross revenues	1,870	1,853	1,878	117	123	142	898	918	759
Provision for credit losses	145	158	175	—	—	—	—	(1)	1
Non-interest expenses	1,117	1,108	1,242	102	103	105	772	813	659
Income taxes and non-controlling interest	231	227	198	(13)	(12)	(4)	43	29	41

Net income	377	360	263	28	32	41	83	77	58

	RBC Capital Markets			RBC Global Services			Total (2)

	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3
	02	02	01	02	02	01	02	02	01

Net interest income on taxable equivalent basis	115	146	127	36	33	34	1,768	1,746	1,719
Other income	520	541	566	211	197	200	2,104	2,192	2,008

Gross revenues on taxable equivalent basis	635	687	693	247	230	234	3,872	3,938	3,727
Tax equivalent adjustment	5	5	5	—	—	—	10	9	8

Gross revenues	630	682	688	247	230	234	3,862	3,929	3,719
Provision for credit losses	76	175	68	2	3	—	216	328	236
Non-interest expenses	414	388	435	168	162	163	2,547	2,583	2,638
Income taxes and non-controlling interest	47	13	85	29	26	27	402	341	353

Net income	93	106	100	48	39	44	697	677	492

(1)	RBC Banking (Personal & Commercial Banking) includes the Personal & Commercial Banking Business, Card Services, RBC Mortgage, RBC Builder Finance, RBC Centura and the Caribbean. RBC Insurance (Insurance) offers creditor, life, health, travel, home, auto and reinsurance products. RBC Investments (Wealth Management) includes Canadian & International Brokerage Group (Action Direct, Private Client Division, International Advisory Group), RBC Dain Rauscher, Global Private Banking (International Global Private Banking, RBC Private Counsel, Personal Trust, Private Banking & Trust), RBC Global Asset Management (Investment Management, Mutual Funds), and RBC Investments Financial Planning (partnership with Personal & Commercial Banking). RBC Capital Markets (Corporate & Investment Banking) comprises Global Treasury Services, Global Financial Products, Capital Markets Services, Global Credit and Alternative Investments. RBC Global Services (Transaction Processing) consists of Investor Services (Custody), Treasury Management & Trade, including Moneris Solutions joint venture, and Global Financial Institutions (Correspondent Banking and Broker Dealers).
(2)	The difference between the total and the business segments presented represents other activities, which mainly comprise Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations.

b)	Quarterly Earnings by Geographic Segment

	July 31, 2002				April 30, 2002				July 31, 2001

($ millions)	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total

Net interest income on taxable equivalent basis	$1,367	$318	$83	$1,768	$1,351	$301	$94	$1,746	$1,445	$145	$129	$1,719
Other income	1,094	739	271	2,104	1,221	715	256	2,192	1,169	615	224	2,008

Gross revenues on taxable equivalent basis	2,461	1,057	354	3,872	2,572	1,016	350	3,938	2,614	760	353	3,727
Tax equivalent adjustment	5	5	—	10	5	4	—	9	6	2	—	8

Gross revenues	2,456	1,052	354	3,862	2,567	1,012	350	3,929	2,608	758	353	3,719
Provision for credit losses	142	52	22	216	151	152	25	328	174	68	(6)	236
Non-interest expenses	1,456	883	208	2,547	1,488	893	202	2,583	1,629	849	160	2,638
Income taxes and non-controlling interest	358	42	2	402	362	(29)	8	341	378	(57)	32	353

Net income	$500	$75	$122	$697	$566	$(4)	$115	$677	$427	$(102)	$167	$492

ROYAL BANK OF CANADA	-36-	Third Quarter 2002 Report

CANADIAN GAAP

c)	Nine-Month Earnings by Business Segment

	RBC Banking		RBC Insurance		RBC Investments

(C$ millions)	2002	2001	2002	2001	2002	2001

Net interest income on taxable equivalent basis	4,146	3,908	158	151	275	293
Other income	1,564	1,356	221	220	2,491	1,932

Gross revenues on taxable equivalent basis	5,710	5,264	379	371	2,766	2,225
Tax equivalent adjustment	15	5	—	—	—	—

Gross revenues	5,695	5,259	379	371	2,766	2,225
Provision for credit losses	504	561	—	—	(2)	3
Non-interest expenses	3,367	3,208	307	274	2,413	1,831
Income taxes and non-controlling interest	698	640	(29)	(16)	109	138

Net income	1,126	850	101	113	246	253

	RBC Banking		RBC Global Services		Total

	2002	2001	2002	2001	2002	2001

Net interest income on taxable equivalent basis	444	272	103	108	5,383	4,765
Other income	1,596	1,838	613	651	6,519	5,960

Gross revenues on taxable equivalent basis	2,040	2,110	716	759	11,902	10,725
Tax equivalent adjustment	15	14	—	—	30	20

Gross revenues	2,025	2,096	716	759	11,872	10,705
Provision for credit losses	348	148	7	(2)	830	694
Non-interest expenses	1,220	1,349	502	441	7,786	7,087
Income taxes and non-controlling interest	120	250	81	105	1,160	1,169

Net income	337	349	126	215	2,096	1,755

d)	Nine-Month Earnings by Geographic Segment

	July 31, 2002				July 31, 2001

($ millions)	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total

Net interest income on taxable equivalent basis	$4,145	$916	$322	$5,383	$4,216	$237	$312	$4,765
Other income	3,475	2,254	790	6,519	3,562	1,698	700	5,960

Gross revenues on taxable equivalent basis	7,620	3,170	1,112	11,902	7,778	1,935	1,012	10,725
Tax equivalent adjustment	17	13	—	30	18	2	—	20

Gross revenues	7,603	3,157	1,112	11,872	7,760	1,933	1,012	10,705
Provision for credit losses	445	335	50	830	589	131	(26)	694
Non-interest expenses	4,460	2,718	608	7,786	4,730	1,849	508	7,087
Income taxes and non-controlling interest	1,115	5	40	1,160	1,118	2	49	1,169

Net income	$1,583	$99	$414	$2,096	$1,323	$(49)	$481	$1,755

ROYAL BANK OF CANADA	-37-	Third Quarter 2002 Report

CANADIAN GAAP

Note 7: Reconciliation of Canadian and United States generally accepted accounting principles

	Three months ended	Nine months ended	As at July 31
	July 31	July 31
($ millions)	2002	2002	2002	2002

	Net income	Net income	Shareholders' equity	Assets

Canadian GAAP	$697	$2,096	$18,871	$373,441
Derivative instruments and hedging activities	8	20	(120)	794
Reclassification of securities	—	—	109	109
Trade date accounting	—	—	—	46
Insurance accounting	21	38	59	1,296
Additional pension obligation	—	—	(17)	12
Costs of Stock Appreciation Rights (1)	(4)	14	13	(9)
Other	—	(2)	28	1,847

U.S. GAAP	$722	$2,166	$18,943	$377,536

		Three months ended	Nine months ended	As at July 31
		July 31	July 31
($ millions)		2001	2001	2001	2001

		Net income	Net income	Shareholders' equity	Assets

Canadian GAAP		$492	$1,755	$18,474	$329,974
	Derivative instruments and hedging activities	(2)	(2)	(58)	591
	Substantively enacted tax rate change	(59)	(16)	—	—
	Reclassification of securities	—	—	115	115
	Trade date accounting	—	—	—	147
	Insurance accounting	6	18	1	1,210
	Other	(1)	—	30	2,865

		$436	$1,755	$18,562	$334,902

	Three months ended	As at April 30
	April 30
($ millions)	2002	2002	2002

	Net income	Shareholders' equity	Assets

Canadian GAAP	$677	$18,571	$356,317
Derivative instruments and hedging activities	—	(111)	876
Reclassification of securities	—	72	72
Trade date accounting	—	—	573
Insurance accounting	16	43	1,288
Additional pension obligation	—	(17)	12
Costs of Stock Appreciation Rights (1)	18	18	(11)
Other	(1)	28	2,120

U.S. GAAP	$710	$18,604	$361,247

(1)	Beginning in 2000, the Stock Option Plan was amended to include Stock Appreciation Rights (SARs). The amended plan entitles a participant to elect to exercise either an option or the corresponding SAR. At the participant’s discretion, SARs can be exchanged for a cash amount equal to the difference between the exercise price and the closing price of the common shares on the day immediately preceeding the day of exercise. Up to 100% of vested options can be exercised as SARs. For such plans, U.S. GAAP requires compensation expense to be measured according to the terms the participant is most likely to elect based on the facts available each period. However, Canadian GAAP considers such a plan to result in a liability and requires measurement of compensation expense assuming that all participants will exercise SARs. Starting in the second quarter, the estimate of all participants exercising SARs has been changed to 40% from 100% based on historical data. Applying this revised estimate in the measurement of compensation expense under U.S. GAAP, decreased net income by $4 million for the three months ended July 31, 2002, increased net income by $14 million for the nine months then ended and reduced other liabilities by $22 million. The related income tax effects reduced other assets by $9 million and shareholders’ equity increased by $13 million.

For a complete discussion of U.S. and Canadian GAAP differences see Note 20 to the consolidated financial statements for the year ended October 31, 2001, on page 85A of the 2001 Annual Report.

ROYAL BANK OF CANADA	-38-	Third Quarter 2002 Report

Appendix: Credit related information (unaudited) (1)

Impaired loans

	July 31	April 30	January 31	October 31	July 31
($ millions)	2002	2002	2002	2001	2001

Net impaired loans (2)
Residential mortgage	$125	$130	$146	$153	$135
Personal	130	132	130	137	122
Business and government	1,198	1,227	1,390	1,193	1,057

Total before general allowance	1,453	1,489	1,666	1,483	1,314
General allowance	(1,305)	(1,303)	(1,303)	(1,301)	(1,300)

Total	$148	$186	$363	$182	$14

Net impaired loans as a % of related loans and acceptances
Residential mortgage	0.18%	0.19%	0.21%	0.23%	0.20%
Personal	0.41%	0.41%	0.41%	0.42%	0.38%
Business and government	1.13%	1.17%	1.35%	1.06%	1.06%

Total before general allowance	0.68%	0.70%	0.80%	0.69%	0.65%

Total	0.07%	0.09%	0.18%	0.08%	0.01%

Allowance for credit losses

	For the three months ended			For the nine months ended

	July 31	April 30	July 31	July 31	July 31
($ millions)	2002	2002	2001	2002	2001

Allowance at beginning of period	$2,452	$2,459	$2,061	$2,392	$1,975
Provision for credit losses	216	328	236	830	694
Write-offs
Residential mortgage	(3)	(3)	(4)	(9)	(10)
Personal	(96)	(109)	(105)	(312)	(299)
Credit card	(51)	(44)	(44)	(140)	(132)
Business and government	(243)	(232)	(71)	(600)	(281)

	(393)	(388)	(224)	(1,061)	(722)
Recoveries
Personal	18	19	18	53	47
Credit card	10	9	11	29	30
Business and government	16	14	13	50	54

	44	42	42	132	131

Net write-offs	(349)	(346)	(182)	(929)	(591)
Centura Banks at date of acquisition	—	—	157	—	157
Eagle Bancshares at date of acquisition	18	—	—	18	—
Adjustments	(5)	11	11	21	48

Allowance at end of period	$2,332	$2,452	$2,283	$2,332	$2,283

Net write-offs (excluding LDCs) as a % of average loans and acceptances	0.66%	0.68%	0.35%	0.60%	0.40%
Net write-offs as a % of average loans and acceptances	0.66%	0.68%	0.35%	0.60%	0.40%
Allocation of allowance (1)
Residential mortgage	$50	$47	$50	$50	$50
Personal	468	475	440	468	440
Credit card	152	152	126	152	126
Business and government	1,427	1,541	1,335	1,427	1,335

Allocated allowance	2,097	2,215	1,951	2,097	1,951
General unallocated allowance	235	237	332	235	332

Total	$2,332	$2,452	$2,283	$2,332	$2,283

Composition of allowance (1)
Specific, including allowance for loan substitute securities	$885	$1,010	$850	$885	$850
Country risk	33	30	29	33	29
General allocated allowance for credit losses	1,179	1,175	1,072	1,179	1,072
General unallocated allowance for credit losses	235	237	332	235	332

Total allowance for credit losses	$2,332	$2,452	$2,283	$2,332	$2,283

Consisting of:
Allowance for loan losses	$2,218	$2,338	$2,173	$2,218	$2,173
Allowance for off-balance sheet and other items	109	109	104	109	104
Allowance for loan substitute securities	5	5	6	5	6

Total	$2,332	$2,452	$2,283	$2,332	$2,283

Allowance for loan losses as a % of loans (including reverse	1.0%	1.1%	1.1%	1.0%	1.1%
repurchase agreements) and acceptances
Allowance for loan losses as a % of gross impaired loans	94%	93%	99%	94%	99%
(coverage ratio), excluding LDCs

(1)	Financial measures are derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 91 and 92 of the 2001 Annual Report.
(2)	Impaired loans are net of specific allowance.

ROYAL BANK OF CANADA	-39-	Third Quarter 2002 Report

Share Information (unaudited)

	July 31	April 30	October 31
(Number of shares in thousands)	2002	2002	2001

First preferred shares (1)
Non-cumulative Series E	1,500	1,500	1,500
US $ Non-cumulative Series I	—	—	8,000
Non-cumulative Series J	12,000	12,000	12,000
US $ Non-cumulative Series K	10,000	10,000	10,000
Non-cumulative Series N	12,000	12,000	12,000
Non-cumulative Series O	6,000	6,000	6,000
US $ Non-cumulative Series P	4,000	4,000	4,000
Non-cumulative Series S	10,000	10,000	10,000

	55,500	55,500	63,500

Series 2010 and 2011 trust securities issued by RBC Capital Trust (2)	1,400	1,400	1,400
Class B and C shares issued by Royal Bank DS Holdings Inc. (1)	—	—	1,847
Stock options (3)
Outstanding at end of period	29,077	30,296	30,158
Exercisable at end of period	14,520	15,614	12,895
Common shares	671,671	673,860	674,021

(1)	Details provided in Royal Bank of Canada’s 2001 Annual Report Note 9 on pages 73 and 74 and Note 14 on page 79.
(2)	Reported in Non-controlling interest in subsidiaries on the consolidated balance sheet. Conversion features are available in the prospectus dated July 17, 2000 for Series 2010, and in the prospectus dated November 29, 2000 for Series 2011.
(3)	For the third quarter ending July 31, 2002 no stock options were granted (85,600 were granted in the second quarter).

ROYAL BANK OF CANADA	-40-	Third Quarter 2002 Report